LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

December 15, 2004

COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with copies of material contracts of Lindsey Morden Group Inc/its subsidiaries and other materials filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION RECEIVED DEC 1 6 2004 WASH, D.C. 202

For the month of December, 2004

Commission File Number 82 - 5143

Lindsey Morden Group Inc.
(Translation of registrant's name into English)

Suite 1200 - 70 University Ave Toronto Canada M5J 2M4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) *only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.*

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☑ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 5143.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lindsey Morden Group Inc.
(Registrant)

Date 12/15/04

By [signature]
(Signature) *
Peter Fritze
SVP - Corporate Affairs

* Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXECUTION COPY

REDACTED VERSION

ASSET PURCHASE AGREEMENT

by and among

BROADSPIRE SERVICES, INC.,

CUNNINGHAM LINDSEY U.S., INC.,

and

LINDSEY MORDEN GROUP INC.

Dated as of March 8, 2004

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT dated as of March 8, 2004, is entered into by and among Cunningham Lindsey U.S., Inc., a Texas corporation ("Seller"), Lindsey Morden Group Inc., a Canadian corporation and the sole stockholder of Seller ("Parent"), and Broadspire Services, Inc., a Delaware corporation ("Purchaser").

RECITALS

A. Seller and the Subsidiaries (as defined below) provide claims and risk management services and insurance claims administration services in the United States.

B. Seller desires to sell, and to cause each Subsidiary to sell, to Purchaser, and Purchaser desires to purchase from Seller and each Subsidiary, certain assets relating to the U.S. Business (as defined below), and Seller desires to assign, and to cause each Subsidiary to assign, to Purchaser, and Purchaser desires to assume from Seller and each Subsidiary, certain liabilities relating to the U.S. Business, in each case upon the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. Unless otherwise defined, capitalized terms used herein shall have the following meanings:

"Acceptance Notice" shall have the meaning given to such term in Section 2.6(c).

"Accrued Vacation Pay and PTO" shall mean the aggregate amount of the accrued but unpaid vacation pay and paid time off with respect to the Hired Employees as of the Closing Date.

"Action" shall mean any action, claim, suit, litigation, proceeding, arbitration or mediation.

"Actual Net Working Capital as of the Closing Date" shall have the meaning given to such term in Section 2.6(d).

"Affiliate" shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

"Agreement" shall mean this Asset Purchase Agreement and all exhibits and schedules attached hereto, as the same may be amended from time to time, and the expressions "hereof," "hereto," "herein" and similar expressions refer to this Agreement, including all exhibits and schedules attached hereto, and not to any particular Article or Section of this Agreement or such exhibits or schedules.

"Ancillary Agreements" shall have the meaning given to such term in Section 6.4.

"Assumed Liabilities" shall have the meaning given to such term in Section 2.3.

"Bill of Sale" shall have the meaning given to such term in Section 6.4.

"Closing" shall have the meaning given to such term in Section 9.1.

"Closing Date" shall have the meaning given to such term in Section 9.1.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Contracts" shall mean all contracts, arrangements, licenses, Leases, purchase orders, invoices and other agreements, whether written or oral, relating to the U.S. Business.

"Correction" shall have the meaning given to such term in Section 5.8.

"CSI Business" shall mean the claims adjusting services and appraisal services conducted by Seller.

"Damages" shall mean any claim, demand, loss, liability, damage or expense, including without limitation, interest, penalties and reasonable attorneys', accountants' and experts' fees and costs of investigation incurred as a result thereof.

"Dispute Notice" shall have the meaning given to such term in Section 2.6(b).

"Employee Benefit Plan(s)" shall mean: (a) any "employee welfare benefit plan," as defined in Section 3(1) of ERISA or any "employee pension benefit plan," as defined in Section 3(2) of ERISA, which Seller, any Subsidiary or Parent sponsors or to which Seller, any Subsidiary or Parent contributes or is required to contribute, or under which Seller, any Subsidiary or Parent may incur any liability, and which covers any employee or former employee of the U.S. Business, including each multi-employer welfare benefit plan; (b) any "multi-employer plan," as defined in Section 4001(a)(3) of ERISA, to which Seller, any Subsidiary or Parent has contributed or been obligated to contribute at any time or under which Seller, any Subsidiary or Parent may incur any liability, and which covers any employee or former employee of the U.S. Business; and (c) any deferred compensation plan, severance pay, bonus plan, profit sharing plan, stock option plan, employee stock purchase plan and any other employee benefit plan, agreement, arrangement or commitment maintained by Seller, any Subsidiary or Parent which covers any employee or former employee of the U.S. Business. As used in this definition, the term "Seller" includes and any person which is a member of a "controlled group of corporations" with or under "common control" with Seller as defined in Section 414(b) or (c) of the Code.

"Employees" shall have the meaning given to such term in Section 3.15(a).

"Encumbrances" shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, restriction, encumbrance or other right of third parties, of any kind or nature.

"Environmental Laws" shall mean all applicable federal, state, local, foreign and provincial laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable federal, state, local, foreign and provincial laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials in effect as of the date of this Agreement), including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 6901 et. seq., the Clean Air Act, 42 U.S.C. Sections 7401 et. seq., the Federal Water Pollution Control Act, 33 U.S.C. Sections 1251 et. seq.. the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et. seq. and similar state laws.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Excluded Assets" shall have the meaning given to such term in Section 2.2.

"Excluded Intellectual Property" shall mean the Intellectual Property listed on Schedule 2.2 attached hereto.

"Excluded Liabilities" shall have the meaning given to such term in Section 2.4.

"Excluded Mark" and "Excluded Marks" shall have the meanings given to such terms in Section 5.13.

"Financial Statements" shall have the meaning given to such term in Section 3.7.

"GAAP" shall mean generally accepted accounting principles as in effect in the United States of America as of the date hereof.

"Governmental Authority" shall mean any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

"Hardware" shall have the meaning given to such term in Section 3.13(e).

"Hazardous Materials" shall mean any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any federal, state or local law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any petroleum and petroleum products, asbestos and asbestos containing products, PCBs, waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject Seller or the U.S. Business to any imposition of costs or liability under any Environmental Law.

"Hired Employees" shall have the meaning given to such term in Section 5.5(a).

"Indemnitee" shall have the meaning given to such term in Section 10.2(d).

"Indemnitor" shall have the meaning given to such term in Section 10.2(d).

"Independent Auditor" shall have the meaning given to such term in Section 2.6(d).

"Intellectual Property" shall mean (a) all trademarks, trademark registrations, trademark applications, service marks, trade names, business names, Internet domain names, brand names, logos, copyrights, copyright registrations and patents (including registrations, licenses and applications pertaining thereto) relating to, or used in connection with, the U.S. Business, (b) any and all trade secrets, confidential information, inventions, know-how, formulae, process, procedures, research records, market surveys and any and all other intellectual property rights owned or licensed to Seller or Parent and relating to, or used in connection with, the U.S. Business and (c) and all other computer software programs and subsequent versions thereof, including all source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith relating to, or used in connection with, the U.S. Business.

"Laws" shall mean the laws of any country or any political subdivision thereof, including, without limitation, all federal, state and local statutes, regulations, ordinances, orders, decrees or any other laws, common law theories or reported decisions of any court thereof.

"Leased Real Property" shall have the meaning given to such term in Section 3.9.

"Leases" shall mean all leases, subleases, licenses and other lease agreements related to the U.S. Business, together with all amendments, supplements and nondisturbance agreements pertaining thereto, under which Seller, Parent or any Subsidiary leases, subleases, licenses or uses any real or personal property used in or related to the U.S. Business.

"Material Contracts" shall have the meaning given to such term in Section 3.11.

"Parent" shall have the meaning given to such term in the Preamble to this Agreement.

"Permits" shall mean all franchises, permits, licenses, qualifications, rights-of-way, easements, municipal and other approvals, authorizations, orders, consents and other rights from, and filings with, any Governmental Authority of any jurisdiction worldwide relating to the U.S. Business, whether held by Seller, an Affiliate of Seller or an Employee.

"Permitted Encumbrances" shall mean (i) liens for Taxes, assessments or other governmental charges or levies not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, consistently applied, (ii) interests or title of a lessor under any lease and (iii) mechanics', materialmen's or contractors' liens or encumbrances or any similar lien or restriction for amounts not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, consistently applied.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

"Purchased Assets" shall have the meaning given to such term in Section 2.1.

"Purchase Price" shall have the meaning given to such term in Section 2.5.

"Purchaser" shall have the meaning given to such term in the Preamble to this Agreement.

"Purchaser Indemnified Parties" shall have the meaning given to such term in Section 10.2(a).

"Release" shall mean the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

"Representative" shall mean any officer, director, principal, shareholder, member, affiliate, partner, attorney, accountant, advisor, lender, agent, trustee, employee or other representative of a party.

"RSKCo" shall mean RSKCo Services, Inc., an Illinois corporation.

"SEC" shall have the meaning given to such term in Section 5.09.

"Seller" shall have the meaning given to such term in the Preamble to this Agreement.

"Seller Indemnified Parties" shall have the meaning given to such term in Section 10.2(b).

"Seller's Final Statement" shall have the meaning given to such term in Section 2.6(b).

"Seller's and Parent's Knowledge" shall mean to the actual knowledge, after due inquiry, of any of the persons listed on Schedule 1.

"Stand-Alone Lease" shall have the meaning given to such term in Section 5.17.

"Subsidiary" or "Subsidiaries" shall mean Cunningham Lindsey Claims Management, Inc. and RSKCo.

"Tax(es)" shall mean all taxes, charges, fees, levies or other assessments imposed by and required to be paid to any federal, state, local or foreign taxing authority, including, without limitation, income, gross receipts, excise, real property, personal property, stamp, value added, withholding, employment, unemployment, insurance, social security, environmental, workers' compensation, profits, customs, duties, property, sales, use, transfer, ad valorem, payroll and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment) and any estimated payments or estimated taxes.

"Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any federal, state, local or foreign governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

"Transition Services Agreement" shall have the meaning given to such term in Section 5.16.

"Unrestricted Cash and Cash Equivalents" shall mean unrestricted cash and cash equivalents, excluding any cash and cash equivalents held pursuant to custodial arrangements.

"Update" shall have the meaning given to such term in Section 5.8.

"U.S. Business" shall mean Seller's claims and risk management services and insurance claims administration services with respect to losses incurred in the United States, and shall not include the Vale National Business, or the CSI Business.

"Vale National Business" shall mean the business of providing training in claims adjusting and appraisal services as conducted by Vale National Training Centers, Inc.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase of Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Parent and Seller shall, and shall cause the Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from Parent, Seller and the Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances, all of Parent's, Seller's and each Subsidiary's right, title and interest in and to all of the assets (except for the Excluded Assets specifically listed in Section 2.2) related to or used in connection with the U.S. Business of every type and nature, real or personal, tangible or intangible and wherever situated (collectively, the "Purchased Assets"). The Purchased Assets shall include, without limitation, the following:

2.2 Excluded Assets. The foregoing notwithstanding, the Purchased Assets shall not include the following assets (collectively, the "Excluded Assets"):

(a) the shares of capital stock of the Subsidiaries;

(b) all assets used exclusively by Seller or any of its Affiliates in the Vale National Business or the CSI Business;

2.3 Assumed Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall assume and become obligated to discharge as the same shall become due in accordance with their respective terms, only the following liabilities and obligations of related to the U.S. Business (collectively, the "Assumed Liabilities"):

2.4 Excluded Liabilities. Notwithstanding anything to the contrary herein or in any Schedule hereto, except for the Assumed Liabilities, Purchaser shall not assume any liabilities, obligations or commitments whether arising before, on or after the Closing Date, (the "Excluded Liabilities") The Excluded Liabilities shall include, but shall not be limited to, the following:

2.5 Consideration. The consideration for the Purchased Assets (the "Purchase Price") shall consist of the assumption of the Assumed Liabilities.

2.8 Sales, Transfer and Use Taxes. Seller shall pay all sales, transfer and use Taxes, if any, arising out of the transfer of the Purchased Assets to Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Seller and Parent, jointly and severally, represent and warrant to Purchaser as follows:

3.1 Organization and Existence. Each of Seller, each Subsidiary and Parent is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

Seller owns, of record and beneficially, all of the issued and outstanding capital stock of each Subsidiary, free and clear of Encumbrances, other than Permitted Encumbrances. None of the Subsidiaries has any direct or indirect ownership interest or investment of any kind in any Person. Schedule 3.1 attached hereto sets forth a complete and correct list of all jurisdictions in which Seller or any Subsidiary is required to qualify to conduct business as a foreign corporation based on the operations or assets of the U.S. Business.

3.2 Authorization. Each of Seller, each Subsidiary and Parent, to the extent a party to this Agreement or any Ancillary Agreement, has the requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements, to the extent a party hereto or thereto, by each of Seller, each Subsidiary and Parent have been duly authorized by all necessary corporate action on the part of Seller, a Subsidiary or Parent, as applicable.

3.3 Due Execution and Delivery; Binding Obligations. This Agreement has been, and each of the Ancillary Agreements, will be at Closing, duly executed and delivered by each of Seller, each Subsidiary and Parent, to the extent a party hereto or thereto. This Agreement constitutes, and each of the Ancillary Agreements will constitute at Closing, legal, valid and binding agreements of each of Seller, each Subsidiary and Parent, to the extent a party hereto or thereto, enforceable against each of them, as applicable, in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

3.6 Actions. Except as set forth on Schedule 3.6 attached hereto, there is no material pending or, to Seller's and Parent's Knowledge, threatened Action which relates in any way to the U.S. Business or which could affect the ability of Seller or any Subsidiary to consummate the sale of the Purchased Assets contemplated by, or perform its obligations under, this Agreement or any of the Ancillary Agreements.

3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8 attached hereto, since December 31, 2003:

(a) The U.S. Business has been operated only in the ordinary course of business;

(d) No Encumbrances, other than Permitted Encumbrances, have been incurred or created on any of the Purchased Assets;

(f) There has been no waiver or amendment of any material right relating to the U.S. Business;

(g) Neither Seller nor any Subsidiary has made any material change in any pricing, marketing, purchasing, allowance or tax or accounting practice, policy or method or any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or made any material Tax election or settled or compromised any material income tax liability with any Governmental Authority;

(i) There has been no binding agreement to take any action described above; and

(j) There has been no material adverse effect on, or with respect to, the value of the Purchased Assets, other than any effect resulting from changes in the general economy or financial markets, or as a direct result of the execution of this Agreement, the announcement of the transactions contemplated hereby or any actions specifically contemplated by this Agreement;

3.9 Real Property. Seller, Parent and the Subsidiaries do not own any real property that is used by, or in the conduct of, the U.S. Business, and no fee interest in real property is included in the Purchased Assets. Schedule 3.9 attached hereto sets forth a complete list of all real property that is leased or subleased for use in connection with the U.S. Business (the "Leased Real Property"). Seller or a Subsidiary has a valid leasehold interest in all Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.

3.10 Purchased Assets. At the Closing, subject to Section 5.3 below, Purchaser will obtain good and marketable title to the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances.
are owned, licensed, leased or subl..

3.11 Contracts. Schedule 3.11 attached hereto sets forth a complete list of all material Contracts (the "Material Contracts"), including, without limitation, the following Contracts, regardless of the dollar amount involved (except as specifically noted) all:

3.13 Intellectual Property and Information Systems.

(a) Schedule 3.13(a) attached hereto sets forth a complete and correct list of all patents, patent applications, registered trademarks, service marks, trade names and copyrights included in the Intellectual Property and of all Intellectual Property licensed from any third party included in the Purchased Assets. The Intellectual Property included in the Purchased Assets is owned by Seller or a Subsidiary free and clear of all Encumbrances or Seller or a Subsidiary has a valid license to use the same. Purchaser will acquire at Closing good and marketable title to, or a valid license to use, the Intellectual Property included in the Purchased Assets, free and clear of any Encumbrances, other than Permitted Encumbrances.

(d) Schedule 3.13(d) attached hereto sets forth a complete and correct list of all material licenses, sublicenses and other agreements pursuant to which any Person is authorized to use any Intellectual Property.

(e) Schedule 3.13(e) attached hereto sets forth a complete and correct list of (a) all of the hardware (including computers, servers and peripheral devices and telecommunications devices) owned or leased by Parent, Seller or a Subsidiary or any of their Affiliates and used in or necessary for the conduct of the U.S. Business as currently conducted ("Hardware") and (b) software owned or licensed or used in or necessary for the conduct of the U.S. Business as currently conducted. Except as set forth on Schedule 3.13(e), all of the Hardware and software used by Seller and the Subsidiaries in the conduct of the U.S. Business is owned by Seller or a Subsidiary free and clear of all Encumbrances, or Seller or a Subsidiary has a valid license or other legally enforceable right to use the same. Except (i) as set forth in Schedule 3.13(e), (ii) for Excluded Assets, and (iii) as otherwise contemplated by Section 5.3, Purchaser will acquire at Closing good and marketable title to, or a valid license to use, all Hardware and software used in or necessary for the conduct of the U.S. Business.

3.14 Books and Records. Seller and the Subsidiaries have made and kept (and given Purchaser access to) the Books and Records which, in reasonable detail, accurately and fairly reflect in all material respects the activities and transactions of the U.S. Business.

3.17 Taxes. All Taxes which are due and payable by Seller or any Subsidiary have been paid in full and all deposits required by Law to be made by Seller or any Subsidiary with respect to any such Taxes have been duly made.

3.18 Compliance with Law. Except as set forth in Schedule 3.18, the U.S. Business has been conducted in compliance with all Laws in all material respects. Except as set forth in Schedule 3.18, neither Seller nor any Subsidiary has received any notice from, or otherwise been advised that, any Governmental Authority or other Person is claiming any violation or potential violation of any Law.

3.19 Permits. Schedule 3.19 attached hereto sets forth a list of the products and services provided by the U.S. Business for which a Permit is required (indicating each state in which each such Permit is required) and all Permits that are held as of the date hereof, specifying in each case the date of expiration of each Permit.

A complete list of all Permits has been made available to Purchaser. Seller, an Affiliate of Seller or an Employee holds all Permits

identified on Schedule 3.19 attached hereto. The U.S. Business has been conducted in compliance with all Permits in all material respects and all Permits are in full force and effect.

3.20 Environmental Matters. Without limiting the generality of Section 3.18, to Seller's and Parent's Knowledge: (i) neither Seller nor any Subsidiary has any material liability with respect to the U.S. Business under any, applicable Environmental Laws; (ii) no Release has occurred at any Leased Real Property; (iii) Seller has delivered to Purchaser, true, correct and complete copies of all current environmental audits or other studies or reports in its possession relating to any environmental conditions with respect to any Leased Real Property or the U.S. Business; and (iv) Seller or a Subsidiary has obtained all necessary Permits, licenses and approvals and has maintained and filed all records required by, all applicable Environmental Laws and Seller and the Subsidiaries have conducted the operations of the U.S. Business (including, but not limited to, air emissions, waste water discharges, and waste generation, storage and disposal) in compliance in all material respects with, all such Permits, licenses and approvals and all applicable Environmental Laws.

3.23 Transactions with Affiliates. Except as set forth on Schedule 3.23 attached hereto, and except for the employment agreements and severance agreements set forth on Schedule 3.16, no officer, director, advisor, shareholder, member or Affiliate of Seller, any Subsidiary or Parent, or to Seller's and Parent's Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any material agreement, contract, commitment or transaction with Seller or any Subsidiary or has any interest in any material property used by Seller or any Subsidiary in the operation of the U.S. Business.

3.26 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any Person acting on behalf of Seller, any Subsidiary or Parent in such manner as to give rise to any claim against Purchaser for any brokerage or finders' commission, fee or similar compensation.

3.27 Full Disclosure. No representation, warranty or other statement of Seller or Parent contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and Parent as follows:

4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2 Authorization. Purchaser has the requisite power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement has been duly authorized by all necessary action on the part of Purchaser.

4.3 Due Execution and Delivery; Binding Obligations. This Agreement has been, and each of the Ancillary Agreements to which Purchaser is a party will be at Closing, duly executed and delivered by Purchaser. This Agreement constitutes, and each of the Ancillary Agreements to which Purchaser is a party will constitute at Closing, legal, valid and binding agreements of Purchaser, enforceable in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

4.4 No Conflict or Violation. Neither the execution and delivery of this Agreement and the Ancillary Agreements by Purchaser nor the consummation of the transactions contemplated hereby or thereby, will result in: (i) a violation of, or a conflict with, Purchaser's certificate of incorporation or bylaws or any subscription, members' or similar agreements or understandings to which Purchaser is a party; (ii) a material breach of, or a default (or an event which, with notice or lapse of time or both would constitute a default) under, the termination of, the acceleration of performance required by or the creation of a right of termination or acceleration under, any contract to which Purchaser is a party or by which it is bound or any

franchise, permit, license, qualification, authorization, order, consent or other rights from or filing with any Governmental Authority of any jurisdiction; (iii) a material violation by Purchaser of any applicable Law; or (iv) a material violation by Purchaser of any order, judgment, writ, injunction, decree or award to which Purchaser is a party or by which Purchaser is bound or affected.

4.5 Consents and Approvals. No consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any Governmental Authority, or any other Person is required to be made or obtained by Purchaser by virtue of the execution, delivery or performance of this Agreement.

ARTICLE V

COVENANTS

5.4 Confidentiality. Each party shall maintain in confidence all information or data obtained in connection with this Agreement and will not disclose such information to others, except to their respective Representatives who need to know such information for purposes of taxes, accounting, legal and other similar matters or as required by applicable Law. Following the Closing, Seller and Parent (i) shall, and shall cause each of their Affiliates to, promptly

deliver to Purchaser all copies and any documentation (in any medium) containing confidential information of or relating to the U.S. Business, other than any Books and Records that are Excluded Assets, and shall, in any event, keep all such information confidential and (ii) shall not, and shall not permit any of their Affiliates to, use any confidential information related to the U.S. Business for any purpose adverse to the interests of Purchaser. The restrictions and prohibitions set forth in this section will not apply to confidential information that at the time of disclosure is already available in the public domain or becomes available in the public domain, in each case other than as a result of a breach of this Section 5.4. Notwithstanding anything to the contrary in this Agreement or in any other agreement to which the parties hereto are parties or by which they are bound, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by this Agreement, shall not preclude disclosures to the extent necessary to comply with accounting, SEC, Canadian securities laws and other disclosure obligations imposed by applicable Law and shall not apply to the tax structure or tax treatment of the transactions contemplated by this Agreement. Each party hereto (and any representative of any party hereto) may disclose to any and all Persons, without limitation of any kind, the tax structure and tax treatment of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analysis) that are provided to such party relating to such tax treatment and tax structure; provided, however, that such disclosure shall not include the name (or other identifying information not relevant to the tax structure or tax treatment) of any Person and shall not include information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws. If this Agreement is terminated for any reason, each party will return to the other party all information received from the other party and all copies and summaries thereof; provided, however, that each party shall have the right to destroy any documents and other materials created by it that incorporate any confidential information rather than return such materials to the other party.

5.8 Corrections and Updates to Seller's Schedules. If Seller, any Subsidiary or Parent discovers that any representation or warranty was not true and correct when made, Seller shall promptly deliver to Purchaser a correction to Seller's and Parent's schedules specifying the correct information (a "Correction"). If any event occurs after the date hereof and prior to the Closing Date which renders any representation or warranty herein untrue, Seller shall promptly deliver to Purchaser an update to Seller's and Parent's schedules specifying such change (an "Update"). Any Update of a schedule relating to Sections 3.4(ii), 3.6, 3.8 (to the extent such change is not the result of a violation of Section 5.2), 3.11, 3.12 (to the extent such change is not the result of a violation of Section 5.2), 3.13, 3.15, 3.17, 3.19, 3.21, 3.22, and 3.25 shall be deemed to revise Seller's and Parent's Schedules both for the purpose of (a) determining the accuracy of any of the representations and warranties made by Seller and Parent in this Agreement and (b) determining whether any of the conditions set forth in Article VI has been satisfied. No other Update and no Correction shall be deemed to supplement or amend Seller's and Parent's Schedules for the purpose of (a) determining the accuracy of any of the representations and warranties made by Seller and Parent in this Agreement or (b) determining whether any of the conditions set forth in Article VI has been satisfied.

5.9 Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that, following any approved release or announcement, Seller and Purchaser may make additional announcements that are consistent with such prior release or announcement, and provided further that Seller and Purchaser may make any filings with the United States Securities and Exchange Commission (the "SEC"), any Canadian securities commissions and Toronto Stock Exchange as are required to be made by applicable Law or by the rules or regulations of the SEC or such commissions or exchange after reasonable prior notice to the other party.

5.13 Use of Certain Excluded Intellectual Property. As promptly as practicable after the Closing Date, and in no event later than six (6) months following the Closing Date, Purchaser shall (a) destroy or exhaust all materials bearing any trademarks, service marks, trade names, domain names, business names, brand names and logos that constitute Excluded Intellectual Property (each, an "Excluded Mark" and collectively, the "Excluded Marks"), but only to the extent that such materials incorporate such Excluded Marks, and without any right to create any new inventory, products, supplies, printed materials, training materials or other assets depicting any Excluded Mark and (b) cease using any Excluded Mark. Seller, the Subsidiaries and Parent hereby grant Purchaser a limited, royalty free license to continue to use the Excluded Marks as provided in the preceding sentence. Following the Closing Date, Purchaser shall not represent that it is conducting business under any Excluded Mark; provided, however, that Purchaser may use any Excluded Mark in connection with the transitioning the U.S. Business and notifying customers and vendors that the U.S. Business was "formerly known as" Cunningham Lindsey U.S., Inc.

5.15 UCC Searches; Termination of Security Interests. Promptly following the date hereof, Seller shall conduct a search for UCC-1 filings, federal Tax liens and state Tax liens on file in the office of the Secretary of State of each State in which a filing would be required under applicable Law in order to perfect any material security interest in any asset that will become a Purchased Asset . Seller shall deliver to Purchaser before the Closing, a copy of the results of

such search and shall use commercially reasonable efforts to cause any security interests in the Purchased Assets that are identified through such search (other than Permitted Liens) to be terminated on or prior to the Closing Date at Seller's sole cost and expense. To the extent any such security interests are not terminated prior to the Closing, Seller shall continue to use commercially reasonable efforts following the Closing to cause such security interests to be terminated.

ARTICLE VI

CONDITIONS PRECEDENT TO PURCHASER'S PERFORMANCE

The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, unless waived in writing by Purchaser:

6.1 Accuracy of Representations and Warranties. All representations and warranties of Seller and Parent contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and, after taking into account any Updates described in the third sentence of Section 5.8, as of the Closing Date with the same effect as though made on and as of the date of this Agreement and on the Closing Date (except to the extent that any such representation or warranty relates to a specified date, in which case such representation or warranty shall be true and correct as of such date), except where the untruth or incorrectness of such representations and warranties has not had and could not reasonably be anticipated to have, individually or in the aggregate, a material adverse effect on the net value of the Purchased Assets or a material adverse effect on the Purchaser's ability to operate the U.S. Business following the Closing.

6.2 Performance of Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Seller or Parent at or before the Closing Date shall have been duly and properly performed in all material respects.

6.3 Officer's Certificate. Purchaser shall have received a certificate, dated the Closing Date, signed by an authorized executive officer of each of Seller and Parent, certifying that the conditions specified in Sections 6.1 and 6.2 have each been fulfilled.

6.4 Ancillary Agreements. Purchaser shall have received from Seller (i) a Transition Services Agreement duly executed by Seller in substantially the form of Exhibit A attached hereto, and (ii) one or more bills of sale duly executed by Seller and its Affiliates, as applicable, in form and substance reasonably satisfactory to Purchaser, and such other instruments of transfer which may be reasonably necessary to transfer to Purchaser all of Seller's, Parent's and each of their respective Affiliate's right, title and interest in and to the Purchased Assets, all in form and substance reasonably satisfactory to Purchaser (the "Bill of Sale" and together with the Transition Services Agreement, the "Ancillary Agreements").

6.5 No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

6.6 FIRPTA Matters. If reasonably requested by Purchaser, Seller or either Subsidiary shall have delivered to Purchaser a certificate, dated the Closing Date, setting forth in each case the name, address and federal tax identification number of the transferor and stating under penalty of perjury that such transferor is not a "foreign person" within the meaning of Section 1445 of the Code, such certificate to be in the form set forth in the regulations prescribed pursuant to the Code.

6.8 Approval of Documents. The form and substance of all certificates, instruments and other documents delivered to Purchaser under this Agreement shall be reasonably satisfactory in all respects to Purchaser and its counsel.

ARTICLE VII

CONDITIONS PRECEDENT TO SELLER'S AND PARENT'S PERFORMANCE

The obligation of Seller and Parent to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, unless waived in writing by Seller:

7.1 Accuracy of Purchaser's Representations and Warranties. All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects when made and on and as of the Closing Date as though made at that time.

7.2 Purchaser's Performance of Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Purchaser at or before the Closing Date shall have been duly and properly performed in all material respects.

7.3 Officer's Certificate. Seller shall have received a certificate, dated the Closing Date, signed by an authorized officer of Purchaser, certifying that the conditions specified in Sections 7.1 and 7.2 have each been fulfilled.

7.4 No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

7.5 Ancillary Agreements. Seller shall have received the Ancillary Agreements to which Purchaser is a party, duly executed by Purchaser.

7.6 Approval of Documents. The form and substance of all certificates, instruments and other documents delivered to Seller under this Agreement shall be reasonably satisfactory in all respects to Seller and its counsel.

ARTICLE VIII

TERMINATION PRIOR TO CLOSING

8.1 Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to Closing:

(a) By the mutual written consent of Purchaser and Seller;

(b) By either Purchaser or Seller, by written notice to the other party if the Closing shall not have occurred on or before sixty (60) days after the date of this Agreement; or

(c) By either Purchaser or Seller, by written notice to the other party, if the other party shall (i) fail to perform in any material respect its agreements contained herein required to be performed prior to the Closing Date and such failure cannot reasonably be anticipated to be cured within a reasonable period of time after such failure, or (ii) materially breach any of its representations or warranties contained herein and such breach cannot reasonably be anticipated to be cured within a reasonable period of time after such breach;

provided, however, that the party seeking termination pursuant to clause (b) or (c) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

8.2 Effect on Obligations. Termination of this Agreement pursuant to Section 8.1 shall terminate all obligations of the parties hereunder without any liability on the part of any party, except for the obligations under Sections 5.4 (Confidentiality) and 5.10 (Publicity);

provided, however, that termination pursuant to Section 8.1(c) shall not relieve the defaulting or breaching party from any liability to the nondefaulting or nonbreaching party.

ARTICLE IX

THE CLOSING

9.1 Closing. Following the satisfaction or waiver of the conditions precedent contained in Articles VI and VII, the closing of the sale and purchase of the Purchased Assets (the "Closing") shall take place on March 15, 2004 or such other date as may be mutually agreed to by the parties, at such time and at such place as may be mutually agreed to by the parties (the "Closing Date").

9.2 Seller's and Parent's Obligations At the Closing, Seller and Parent shall deliver the documents required to be delivered pursuant to Article VI.

9.3 Purchaser's Obligations. At the Closing, in addition to the documents required to be delivered pursuant to Article VII, Purchaser shall deliver to Seller the cash payment to be paid at Closing pursuant to Section 2.5.

ARTICLE X

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Further Assurances. Seller and Parent shall and shall cause the Subsidiaries to, at any time before or after the Closing, execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer, reasonably requested by Purchaser, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by Purchaser, for the purpose of assigning, transferring and confirming to Purchaser, or reducing to possession, any or all Purchased Assets. In the event that Purchaser at any time after the date hereof, whether before or after the Closing,

identifies any additional vendor Contracts related to the conduct of the U.S. Business that are not listed on Schedule 2.1(e), Purchaser shall have the right, but not the obligation, to acquire all rights under such vendor Contract by providing written notice to Seller identifying such vendor Contract and indicating that Purchaser would like to assume such vendor Contract. Upon receipt of any such request, Seller take promptly all such steps to assign such vendor Contract to Purchaser as Seller would have taken if such vendor Contract had been included in Schedule 2.1(e) and, subject to Section 5.3, such vendor Contract shall be treated for all purposes as if it had been so included on Schedule 2.1(e).

11.2 Expenses. Each of the parties shall pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of its own financial consultants, accountants and counsel. Without limiting the generality of the foregoing, no expenses related to the transactions contemplated by this Agreement shall become Assumed Liabilities.

11.3 Entire Agreement. This Agreement, together with the Ancillary Agreements, and the Schedules hereto and thereto, set forth the entire agreement between the parties with regard to the subject matter hereof and thereof. The disclosures in the Schedules to this Agreement must relate only to the representations and warranties in the Section of this Agreement to which they expressly relate and not to any other representation or warranty in this Agreement; provided, for the avoidance of doubt, that Seller and Parent may, to the extent responsive to a particular representation or warranty, cross-reference any item or items listed in any other Schedule.

11.4 Governing Law. The validity, construction and performance of this Agreement, and any Action arising out of or relating to this Agreement shall be governed by, an construed in accordance with, the Laws of the State of New York and the Laws of the United States applicable therein, without regard to the Laws of the State of New York as to choice or conflict of Laws.

11.5 Interpretation. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any party. The captions of the Sections and Subsections of this Agreement are for convenience only and shall not affect the construction or interpretation of any of the provisions of this Agreement.

11.6 Waiver and Amendment. This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

11.8 Successors and Assigns; No Third Party Beneficiary. Each of the terms, provisions, and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns. Nothing in this Agreement will be construed as giving any Person, other than the parties to this Agreement and their successors and permitted assigns, any right, remedy or claim under, or in respect of, this Agreement or any provision hereof.

11.9 Notices. All notices, requests, demands and other communications made under this Agreement shall be in writing, correctly addressed to the recipient as follows:

If to Seller or Parent: Cunningham Lindsey U.S., Inc.
c/ Lindsey Morden Group, Inc.
70 University Avenue, Suite 1200
Toronto, Ontario
Canada M5J2M4
Attn: Senior Vice President - Corporate Affairs
Facsimile No.: (416) 596-6510

with a copy to:	Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto Ontario Canada M5J2N7 Attn: Chief Financial Officer Facsimile No.: (416) 367-2201
If to Purchaser or to Broadspire Management:	Broadspire Services, Inc. 1601 Southwest 80th Terrace Plantation, Florida 33324 Attn: General Counsel Facsimile No.: (954) 452-4067
with a copy to:	Platinum Equity, LLC 2049 Century Park East, Suite 2700 Los Angeles, California, 90067 Attn: General Counsel Facsimile No.: (310) 712-1849
with a copy to:	Bingham McCutchen LLP 600 Anton Boulevard, 18th Floor Costa Mesa, California, 92626 Attn: James W. Loss, Esq. Facsimile No.: (714) 830-0700

Notices, requests, demands and other communications made under this Agreement shall be deemed to have been duly given (i) upon delivery, if served personally on the party to whom notice is to be given, (ii) on the date of receipt, refusal or non-delivery indicated on the receipt if mailed to the party to whom notice is to be given by first class mail, registered or certified, postage prepaid, or by air courier or (iii) upon confirmation of transmission, if sent by telecopier if sent by facsimile on a business day during normal business hours, but if not, then on the next succeeding business day. Any party may give written notice of a change of address in accordance with the provisions of this Section and after such notice of change has been received, any subsequent notice shall be given to such party in the manner described at such new address.

11.10 Severability. Each provision of this Agreement is intended to be severable. Should any provision of this Agreement or the application thereof be judicially declared to be or become illegal, invalid, unenforceable or void, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties.

11.11 Cumulative Remedies. No remedy made available hereunder by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at Law or in equity or by statute or otherwise.

11.12 Warranty of Authority. Each of the individuals signing this Agreement on behalf of a party hereto warrants and represents that such individual is duly authorized and empowered to enter into this Agreement and bind such party hereto

11.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

11.15 Facsimile Signatures. This Agreement, any Ancillary Agreement and any other document or agreement executed in connection herewith (other than any document for which an originally executed signature page is required by Law) may be executed by delivery of a facsimile copy of an executed signature page with the same force and effect as the delivery of an originally executed signature page. In the event any party delivers a facsimile copy of a signature page to this Agreement, any Ancillary Agreement or any other document or agreement executed in connection herewith, such party shall deliver an originally executed signature page within three (3) business days of delivering such facsimile signature page or at any time thereafter upon request; provided, however, that the failure to deliver any such originally executed signature page shall not affect the validity of the signature page delivered by facsimile, which has and shall continue to have the same force and effect as the originally executed signature page.

[The remainder of this page has been intentionally left blank.]

82-5143

[Signature page to Asset Purchase Agreement]

IN WITNESS WHEREOF, each of the parties has caused its duly authorized representative to execute this Agreement as of the date first set forth hereinabove.

"PURCHASER"

BROADSPIRE SERVICES, INC.

By: ______________________
Name: ______________________
Title: ______________________

Solely with respect to the covenants contained in Sections 5.5 and 5.12 of this Agreement:

"BROADSPIRE MANAGEMENT"

BROADSPIRE MANAGEMENT SERVICES, INC.

By: ______________________
Name: ______________________
Title: ______________________

"SELLER"

CUNNINGHAM LINDSEY U.S., INC.

By: ______________________
Name: ______________________
Title: ______________________

"PARENT"

LINDSEY MORDEN GROUP INC.

By: ______________________
Name: ______________________
Title: ______________________

Solely with respect to the covenants contained in Section 5.10(b) – (d) of this Agreement:

"FAIRFAX"

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: ______________________
Name: ______________________
Title: ______________________

[Signature page to Asset Purchase Agreement]

IN WITNESS WHEREOF, each of the parties has caused its duly authorized representative to execute this Agreement as of the date first set forth hereinabove.

"PURCHASER"

BROADSPIRE SERVICES, INC.

By: ____________________
Name: ____________________
Title: ____________________

Solely with respect to the covenants contained in Sections 5.5 and 5.12 of this Agreement:

"BROADSPIRE MANAGEMENT"

BROADSPIRE MANAGEMENT SERVICES, INC.

By: ____________________
Name: ____________________
Title: ____________________

"SELLER"

CUNNINGHAM LINDSEY U.S., INC.

By: D. Langille
Name: David Langille
Title: CFO

"PARENT"

LINDSEY MORDEN GROUP INC.

By: [signature]
Name: PETER FRITZE
Title: SVP - CORP AFFAIRS

Solely with respect to the covenants contained in Section 5.10(b) – (d) of this Agreement:

"FAIRFAX"

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: [signature]
Name: Bradley P. Martin
Title: Vice President and Secretary

FINAL

REDACTED VERSIOI

LOAN AGREEMENT

BETWEEN

TRILON BANCORP INC.
- and -
CUNNINGHAM LINDSEY CANADA LIMITED,
- and -
LINDSEY MORDEN GROUP INC.
CUNNINGHAM LINDSEY U.S. INC.,
CLAIMS INTERNATIONAL (HOLDINGS) LIMITED,
LINDSEY MORDEN ACQUISITIONS,
CUNNINGHAM LINDSEY EUROPE B.V.,
CUNNINGHAM I.A.P. LIMITED,
E&B HOLDINGS LIMITED,
CUNNINGHAM LINDSEY UNITED KINGDOM,
CUNNINGHAM GROUP OVERSEAS LIMITED,
CUNNINGHAM LINDSEY INTERNATIONAL LIMITED,
VALE NATIONAL TRAINING CENTER, INC.
LINDSEY MORDEN

GOODMAN AND CARR LLP
200 King Street West
Suite 2300
Toronto, Ontario M5H 3W5

- and -

TORYS LLP
79 Wellington Street West
Suite 3000
Box 270, TD Centre
Toronto, Ontario M5K 1N2

Dated July 8, 2004

THIS AGREEMENT is dated as of the 8th day of July, 2004.

BETWEEN:

TRILON BANCORP INC.

- and –

CUNNINGHAM LINDSEY CANADA LIMITED,

- and –

LINDSEY MORDEN GROUP INC.,
CUNNINGHAM LINDSEY U.S. INC.,
CLAIMS INTERNATIONAL (HOLDINGS) LIMITED,
LINDSEY MORDEN ACQUISITIONS,
CUNNINGHAM LINDSEY EUROPE B.V.,
CUNNINGHAM I.A.P. LIMITED,
E&B HOLDINGS LIMITED,
CUNNINGHAM LINDSEY UNITED KINGDOM,
CUNNINGHAM GROUP OVERSEAS LIMITED,
CUNNINGHAM LINDSEY INTERNATIONAL LIMITED,
VALE NATIONAL TRAINING CENTER, INC.
LINDSEY MORDEN

RECITALS:

WHEREAS Trilon Bancorp Inc. has agreed to extend to Cunningham Lindsey Canada Limited a credit facility in the principal amount of up to One Hundred and Five Million Dollars ($105,000,000) for certain purposes as hereinafter provided.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

For the purposes of this Agreement:

(b) "**Advances**" means the advances on account of the Loan contemplated in Article 2.

(c) "**Affiliate**" means, in respect of any corporation, any Person which, directly or indirectly, controls or is controlled by or is under common control with the corporation; and for the purpose of this definition, "**control**" (including, with correlative meanings, the terms "**controlled by**" and "**under common control with**") means the power to direct, or cause to be directed, the management and policies of a corporation whether through the ownership of voting shares or by contract or otherwise.

(d) "**Agreement**" means this agreement and all schedules attached to this agreement, in each case as they may be amended, supplemented or restated from time to time; the expressions "**hereof**", "**herein**", "**hereto**", "**hereunder**", "**hereby**" and similar expressions refer to this Agreement as a whole and not to any particular article, section, schedule or other portion hereof, and the expression "article" and "section" followed by a number or by a number and letter, and "schedule" followed by a letter, mean and refer to the specified article or section of or schedule to this Agreement, except as otherwise specifically provided herein.

(e) "**Applicable Law**" means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws (including zoning by-laws) and regulations, and all applicable official directives, orders, judgments and decrees, consents exemption, approval, licence, guidelines and policies of Governmental Bodies (and, in the case of Section 9.1, whether or not having the force of law) relating to such Person, property, transaction or event.

(f) "**arm's length**" has the meaning ascribed thereto in Section 1.3 hereof.

(g) "**Assignee**" has the meaning ascribed thereto in Section 10.2(b)(i).

(h) "**Assignor**" has the meaning ascribed thereto in Section 10.2(b)(ii).

(i) "**Bank**" means Canadian Imperial Bank of Commerce and its successors or such other Canadian Schedule I bank as may from time to time be designated by notice given by the Lender to the Borrower.

(j) "**Basis Point**" means one-hundredth of one percent.

(k) "**Board**" has the meaning ascribed thereto in Section 6.1(q).

(l) "**Borrower**" means Cunningham Lindsey Canada Limited, a corporation incorporated under the federal laws of Canada, its successors and permitted assigns.

(m) "**Business Day**" means a day, other than a Saturday or Sunday, on which banks are generally open for business in Toronto, Ontario.

(n) "**Capital Expenditures**" of any Person means, with respect to any period, any and all expenditures of money or money's worth incurred by such Person in connection with the acquisition of capital property, whether by way of purchase, Capital Lease or otherwise, during such period, determined on a consolidated basis in accordance with GAAP.

(o) **"Capital Lease"** of any Person means Indebtedness issued or assumed by such Person as payment for the acquisition of capital property, which is classified as a capital lease obligation in accordance with GAAP.

(p) **"CLCM"** means Cunningham Lindsey Claims Management, Inc., a corporation incorporated under the laws of Texas and its successors.

(q) **"Closing Date"** means July 9, 2004, or such other date as is agreed upon in writing by the Borrower and the Lender.

(r) **"CLUS"** means Cunningham Lindsey U.S. Inc., a corporation incorporated under the laws of Texas, and its successors and permitted assigns.

(s) **"Compliance Certificate"** of any Person means an Officer's Certificate certifying the following matters and any exceptions thereto:

(t) **"Constating Documents"** means, in the case of a corporation incorporated under the laws of the Province of Ontario or the federal laws of Canada, the articles (within the meaning of the Applicable Law) and the by-laws of the corporation, in the case of a corporation incorporated under the laws of England, the memorandum and articles of association of the corporation, in the case of a corporation incorporated under the laws of the State of Texas, the articles of incorporation and by-laws of the corporation and, in the

case of a corporation incorporated under the laws of the Netherlands, the Deed of Incorporation and the Articles of Association.

(u) **"Continuing Bank Facilities"** means the revolving credit facilities listed in Schedule C.

(x) **"Credit Facility"** means the Credit Facility made available to the Borrower by the Lender pursuant to Article 2.

(y) **"Cunningham UK"** means Cunningham Lindsey United Kingdom, a company incorporated under the laws of England, its successors and permitted assigns.

(z) **"Currency Due"** has the meaning ascribed thereto in Section 9.4.

(aa) **"Current Assets"** of any Person means, at any time, the current assets of such Person at such time, determined on a consolidated basis in accordance with GAAP.

(bb) **"Current Liabilities"** of any Person means, at any time, the current liabilities of such Person at such time, determined on a consolidated basis in accordance with GAAP, excluding Subordinated Debt.

(cc) **"Debtor"** has the meaning ascribed thereto in Section 6.1(s)(ii).

(dd) **"deemed year"** has the meaning ascribed thereto in Section 2.19.

(ee) **"Default"** means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default.

(ff) **"Discharge"** includes any emission, discharge, release, deposit, issuance, spray, injection, abandonment, escape, spill, leak, seepage, disposal, exhaust, or other type of discharge within the meaning of applicable Environmental Law.

(hh) **"Environmental Activity"** means any past, present or future activity, event or circumstance in respect of a Hazardous Substance, including its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its spill,

Discharge, leaching, dispersal or migration into the natural environmental, including the movement through or in the air, soil, surface, water or groundwater.

(ii) **"Environmental Laws"** means all Applicable Law regulating, relating to or imposing liability or standards of conduct concerning protection or quality of the environment, human health, employee health and safety, product liability or transportation of Hazardous Substances.

(kk) **"Equity Securities"** means, in relation to a corporation, shares or other securities issued by the corporation (other than a debt security) carrying rights to participate in the profits of such corporation (except by way of a fixed cash dividend) or rights to participate in the distribution of the remaining property of such corporation upon dissolution, whether or not such securities carry any right to vote.

(mm) **"Event of Default"** has the meaning ascribed thereto in Section 8.1.

(nn) "**Existing Bank Facilities**" means the existing Indebtedness of the Obligors in favour of Bank of Montreal, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

(oo) "**Fairfax**" means Fairfax Financial Holdings Limited, a corporation incorporated under the federal laws of Canada, and its successors.

(pp) "**Financial Statements**" means the consolidated audited financial statements of Holdco for its fiscal year ended December 31, 2003 and the unaudited financial statements of Holdco for the three (3) month period ending March 31, 2004.

(qq) "**First Extension Maturity Date**" has the meaning ascribed thereto in Section 2.7(a).

(rr) "**First Extension Period**" has the meaning ascribed thereto in Section 2.7(a).

(ss) "**Fiscal Year**" of any Person means, for any year, the period established by such Person as its fiscal year.

(vv) "**Governmental Body**" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including any arbitrator).

(ww) **"Group Entity"** has the meaning ascribed thereto in Section 7.1(a).

(xx) **"Guarantee"** means, with respect to a Person, any absolute or contingent liability of such Person, determined on a consolidated basis, under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person and including any absolute or contingent obligation to:

(i) advance or supply funds for the payment or purchase of any Indebtedness of any other Person,

(ii) purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Indebtedness or to assure the holder thereof against loss, or

(iii) indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Indebtedness.

The amount of each Guarantee shall be deemed to be the amount of the Indebtedness in respect of which the Guarantee relates, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Indebtedness in respect of which the Guarantee relates and such determinable amount.

(yy) **"Guarantors"** means Holdco, CLUS, Claims International (Holdings) Limited, Lindsey Morden Acquisitions, Cunningham UK, Cunningham Lindsey Europe B.V., Cunningham I.A.P. Limited, E&B Holdings Limited, Cunningham Group Overseas Limited, Cunningham Lindsey International Limited, Vale and LM, their respective successors and permitted assigns; and each other Person who becomes a guarantor after the date hereof; and **"Guarantor"** means any one of them.

(zz) **"Hazardous Substance"** means any contaminants, pollutants, dangerous substances, liquid wastes, industrial wastes, toxic substances, hazardous wastes, hazardous materials, or any other hazardous substance within the meaning of any Applicable Law.

(aaa) **"Holdco"** means Lindsey Morden Group Inc., a corporation incorporated under the federal laws of Canada, its successors and permitted assigns.

(bbb) **"Holder"** has the meaning ascribed thereto in Section 6.1(s)(vi).

(ccc) **"Indebtedness"** of any Person means, at the date of determination, the aggregate, without duplication, of:

(i) all indebtedness and liabilities of such Person to the Lender arising or incurred pursuant to this Agreement or any other Loan Document whether present or future, direct or indirect, matured or not, absolute or contingent including all principal, interest, fees, charges and expenses required to be paid by such Person hereunder or pursuant to the Loan Documents,

(ii) all indebtedness, obligations and liabilities of such Person which, in accordance with GAAP, would be included in determining total liabilities as shown in the liability section of the balance sheet of such Person, including indebtedness, obligations and liabilities for borrowed money or in respect of any bankers' or trade acceptance credit facility and excluding deferred Taxes (except to the extent included in Current Liabilities) and minority interests,

(iii) all indebtedness, obligations and liabilities of such Person secured by any Lien on any property of such Person, whether or not any other Person has assumed or is liable for the indebtedness, obligations or liabilities so secured and whether or not the rights and remedies of the secured party thereunder are limited to repossession or sale of the property covered thereby,

(iv) any liability under any instrument of guarantee or indemnity or arising under any Guarantee, endorsement or undertaking which a lender or another party may make or issue to others for the account of such Person and at the request of such Person, including any accommodation extended with respect to letters of credit or acceptances,

(v) all Guarantees given by such Person,

(vi) all liabilities of such Person as lessee in respect of all payments which the lessee is required to make by the terms of any Capital Lease,

(vii) all amounts payable by such Person to the holders of shares in the capital of such Person which are at the relevant date retractable at the option of the holder,

(viii) all liabilities of such Person as a partner in any partnership, as a co-owner in any co-ownership or as a joint venturer in any joint venture, and

(ix) all items of indebtedness convertible into, or exchangeable for, shares in the capital of such Person,

determined on a consolidated basis.

(ddd) **"Insolvent Person"** means a Person:

(i) who is for any reason unable to meet its obligations as they generally become due,

(ii) who has ceased paying its current obligations in the ordinary course of business as they generally become due,

(iii) the aggregate of whose Property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all its obligations, due and accruing due,

or who is an "insolvent person" within the meaning of any Applicable Law.

(eee) **"Insolvency Proceedings"** means any proceeding (whether under the laws of Canada, any province thereof or any other jurisdiction) which is commenced by, against or affecting any Person:

(i) seeking to adjudicate it a bankrupt or insolvent,

(ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its Property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws or proceedings (including any application under the *Companies' Creditors Arrangement Act* (Canada) or the *Bankruptcy and Insolvency Act* (Canada)), or

(iii) seeking appointment (whether privately by any creditor or by order of a court) of a Receiver, trustee, agent, custodian or other similar official for it or for any of its Property.

(fff) **"Interest Expense"** of any Person means, with respect to any particular period, the aggregate interest expense paid or payable by such Person during such period in respect of all Indebtedness of such Person, including:

(i) all interest, fees, charges and expenses required to be paid by such Person hereunder,

(ii) all fees payable by such Person in respect of any letters of credit or guarantees,

(iii) the interest component of any payments on Capital Leases of such Person,

(iv) the discount price of any bankers' acceptances issued by such Person,

(v) all financing, standby, commitment and other similar fees payable by such Person,

(vi) all other items properly classified as interest expense of such Person in accordance with GAAP, and

(vii) all dividends and distributions (excluding non-cash stock dividends) on or in respect of any class of shares of such Person other than common shares of such Person.

(ggg) "**Interest Period**" means, in the case of the first Interest Period, the period from and including the Closing Date to and including the first Scheduled Interest Payment Date, and, thereafter, from (but excluding) a Scheduled Interest Payment Date to and including the succeeding Scheduled Interest Payment Date.

(hhh) "**Judgment Currency**" has the meaning ascribed thereto in Section 9.4.

(jjj) "**Lender**" means Trilon Bancorp Inc., and any of its successors and assigns.

(kkk) "**Lender's Counsel**" means Goodman and Carr LLP, Toronto, Ontario and/or such other counsel as the Lender may designate.

(lll) "**Lien**" means any security interest, mortgage, pledge, charge, assignment, lien, title retention, conditional sale, lease, trust, deposit arrangement, hypothec, privilege, cessation and transfer, levy, execution, seizure, attachment, garnishment, right of distress, or any other encumbrance or priority or preferential arrangement of any nature or kind whatsoever, whether fixed or floating and howsoever created or arising (whether consensual, statutory or arising by operation of law or otherwise), including any agreement which, if contravened, may give rise to a Lien and including any Priority Claim.

(mmm) "**Lindsey Barbados**" means Lindsey Morden (Barbados) Limited, a corporation incorporated under the laws of Barbados.

(nnn) "**LM**" means Lindsey Morden, a corporation incorporated under the laws of England, formerly named Lindsey Morden Limited.

(ooo) "**Litigation**" means any and all actions, suits, proceedings, inquiries or investigations in any court or before any federal, provincial, municipal or governmental department, commission, board, tribunal, bureau or agency, whether Canadian or foreign, or before any arbitrator.

(ppp) **"Loan"** means, at any time and in respect of the Credit Facility, the aggregate amount of all Obligations then outstanding under the Credit Facility.

(qqq) **"Loan Documents"** means this Agreement, the Note, the documents listed in Section 4.1 and any documents delivered pursuant hereto or thereto or in connection herewith or therewith, including any one or more of the foregoing or any combination thereof.

(sss) **"Material Adverse Change"** means a

(ttt) **"Material Authorization"** means, with respect to any Person, any approval, permit, licence or similar authorization (including any trademark, trade name or patent) from, and any filing or registration with, any Governmental Body or other Person required by such Person to own its property and assets or to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it in each jurisdiction in which it does so or is contemplated to do so, where the failure to have such approval, permit, licence, authorization, filing or registration would constitute a Material Adverse Change.

(uuu) **"Material Contract"** means:

(vvv) "**Material Entities**" means, collectively, the Obligors and any Obligor Subsidiaries which are Material Subsidiaries from time to time; and "**Material Entity**" means any one of them.

(www) "**Material Subsidiaries**" shall mean, at any time, collectively, every Obligor Subsidiary:

(i) whose assets have a book value at such time that is equal to or greater than five percent (5%) of the book value of the assets of Holdco on a consolidated basis at such time, or

(ii) whose gross sales revenue for the twelve (12) month period immediately preceding such time is equal to or greater than five percent (5%) of the gross sales revenue for Holdco on a consolidated basis for such twelve (12) month period, or

(iii) whose operations and functions are integral to the successful operations of the Material Entities as a whole and which is designated by the Lender in its sole discretion as a Material Subsidiary;

and "**Material Subsidiary**" shall mean any one of them. As of the Closing Date, the Material Subsidiaries are so designated in Schedule B.

(xxx) "**Maturity Date**" means March 31, 2005.

(yyy) "**Negative Pledge**" means an agreement whereby a Person agrees not to create, grant, assume or suffer to exist a Lien on Property, or agrees not to do any such thing unless it grants equal and rateable security to other lenders entitled to the benefit of that agreement.

(cccc) **"Note"** means a promissory note delivered by the Borrower to the Lender pursuant to Section 2.14 hereof in a form satisfactory to the Lender, together with all amendments, supplements and replacements thereof from time to time.

(dddd) **"Obligations"** means all indebtedness, liabilities and other obligations of any Obligor to the Lender hereunder or under any other document delivered pursuant hereto, or arising from dealings between the Lender and any other Person contemplated by the Loan Documents or arising from any other document, dealings or proceedings by which the Lender may be or may become a creditor of any Obligor in connection with the Loan, whether actual or contingent, direct or indirect, as principal or surety, matured or not, now existing or arising hereafter.

(eeee) **"Obligor Subsidiaries"** means all of the Subsidiaries of any Obligor from time to time and **"Obligor Subsidiary"** means any Subsidiary of any Obligor.

(ffff) **"Obligors"** means, collectively, the Borrower and the Guarantors; and **"Obligor"** means any one of them.

(gggg) **"Obligors' Counsel"** means Torys LLP and/or such other counsel as any Obligor may designate.

(hhhh) **"Officer's Certificate"** means, in respect of any Person, a certificate without personal liability signed by the Chief Financial Officer, the Chief Executive Officer, the Secretary or any Vice President or such other officer of the Person approved in writing by the Lender.

(iiii) **"Operating Lease"** of any Person means a lease in favour of such Person which would, in accordance with GAAP, be classified as an operating lease (including a lease of real property).

(jjjj) **"Opcos"** means, collectively, the Borrower, CLUS, Cunningham UK, Cunningham Lindsey Europe B.V. and Cunningham Lindsey International Limited; and **"Opco"** means any one of them.

(kkkk) **"Participant"** has the meaning ascribed thereto in Section 10.2(b)(i).

(llll) **"Payment"** has the meaning ascribed thereto in Section 6.1(s)(x).

(mmmm) **"Permitted Encumbrances"** means, in respect of any Person:

(i) Liens for taxes, assessments or governmental charges incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by such Person, provided adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP,

(ii) construction, mechanics', carriers', warehousemen's and materialmen's Liens incurred in the ordinary course of business and Liens in respect of vacation pay, workers' compensation, employment or unemployment insurance or similar statutory obligations incurred in the ordinary course of business, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction and mechanics' Liens, which have not yet been filed and of which such Person has not received written notice,

(iii) Liens arising from court or arbitral proceedings, provided that the claims secured thereby are being contested in good faith by such Person, provided adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP, execution thereon has been stayed and continues to be stayed and such Liens do not result in an Event of Default,

(iv) good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations,

(v) deposits to secure statutory obligations or in connection with any matter giving rise to a Lien,

(vi) deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to a Lien,

(vii) zoning restrictions, easements, rights of way, leases or other similar Liens or privileges in respect of particular real property which in the aggregate do not materially affect the value of such property and any related security nor impair the use of such property by such Person in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use,

(viii) security given by such Person to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of such Person, in the ordinary course of its business, which singly or in the aggregate do not materially detract from the value of the

asset concerned or materially impair its use in the operation of the business of such Person,

(ix) the reservation in any original grants from the Crown of any land or interest therein,

(x) all Liens in respect of any judgment rendered, or claims filed, against such Person, which are being contested in good faith by such Person, and in respect of which there shall have been paid into court a bond or other security or deposited with the Lender collateral in an amount sufficient to pay such judgment or claim together with any interest thereon and costs in respect thereof,

(xi) all Liens created by others upon lands through which easements or rights-of-way have been or will be acquired by such Person which do not and will not materially detract from the value of such easements or rights-of-way or materially impair their use in the operation of the business of such Person,

(xii) any development or similar agreements concerning a property of such Person entered into from time to time which do not and will not materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect,

(xiii) rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same or to require annual or other periodic payments as a condition of the continuance thereof,

(xiv) title defects or irregularities which, in the opinion of counsel to the Lender, are of a minor nature and in the aggregate will not in the Lender's opinion materially impair the use or value of the property concerned,

(xv) statutory limitations and exceptions to title set forth in the *Land Titles Act* (Ontario) or any similar statute of another Province of Canada in which a property is situate,

(xvi) Liens in favour of the Lender pursuant to any Loan Document,

(xvii) Purchase Money Security Interests,

(xviii) the Liens referred to in Schedule A,

(xix) any security created pursuant to the general conditions of a bank operating in the Netherlands based on the general conditions drawn up by the Netherlands Bankers' Association (*Nederlandse Vereniging van Banken*) and the Consumers Union (*Consumentenbond*),

(xx) Capital Leases, and

(xxi) any other Lien which the Lender approves in writing as a Permitted Encumbrance.

(nnnn) "**Permitted Payments**" by any Person means:

(oooo) "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Body.

(pppp) "**Premises**" means all lands and buildings owned or occupied from time to time and at any time by any Material Entity.

(qqqq) "**Prime Rate**" means, at any time, the variable annual rate of interest which the Bank establishes at its principal office in Toronto as the reference rate of interest to

determine interest rates it will charge at such time for demand loans in Canadian dollars made to its commercial customers in Canada and which it refers to as its "prime rate of interest", and any change in the Prime Rate shall be effective for the purposes of this Agreement on the date such change becomes effective for such commercial customers generally.

(rrrr) **"Priority Claims"** means the aggregate of any amounts accrued or payable by any Obligor (including interest and penalties) which under any law may rank prior to or *pari passu* with any Lien held by the Lender, including:

(i) wages, salaries, commissions or other remuneration,

(ii) vacation pay,

(iii) pension plan contributions,

(iv) amounts required to be withheld from payments to employees or other persons for federal and provincial income taxes, employee Canada Pension Plan contributions and employee Employment Insurance premiums and additional amounts payable on account of employer Canada Pension Plan contributions and employer Employment Insurance premiums,

(v) federal goods and services tax,

(vi) provincial sales or other consumption taxes,

(vii) employer health tax,

(viii) Workplace Safety and Insurance Board premiums or similar premiums,

(ix) Taxes on real property,

(x) rent and other amounts payable in respect of the use of real property,

(xi) amounts payable for repair, storage, transportation or construction or other services which may give rise to a possessory or registrable lien, and

(xii) claims which suppliers could assert pursuant to Section 81.1 or Section 81.2 of the *Bankruptcy and Insolvency Act* (Canada).

(ssss) **"Property"** or **"Properties"** of a Person means all of the property, assets and undertaking of such Person or any bare trustee of such Person, of every nature and kind, both present and future, real and personal, tangible and intangible, including all proceeds of disposition of any such property, assets or undertaking.

(tttt) **"Purchase Money Security Interest"** means any Lien given, assumed or arising by operation of law, to provide or secure, or to provide the obligor thereunder with funds to pay, the whole or any part of the consideration for the acquisition of property (but

excluding real property or inventory) where the principal amount of the obligation secured by such Lien:

(i) is not in excess of the purchase price (after any post-closing adjustments) to such obligor of the property encumbered thereby, and

(ii) is secured only by the property being acquired by such obligor,

and includes the renewal or refinancing of any such Lien upon the same property provided that the indebtedness secured and the security therefor are not increased thereby.

(uuuu) "**Receiver**" means any of a receiver, manager, receiver-manager and receiver and manager, whether appointed privately or by any court.

(vvvv) "**Replacement Cost**" means, with respect to any property, the cost of repairing, replacing or reinstating such property with materials of like kind and quality and for like occupancy (where applicable) on the same or a similar site, in accordance with the requirements of any applicable municipal by-laws and without deduction for depreciation.

(wwww) "**Scheduled Interest Payment Date**" has the meaning ascribed thereto in Section 2.8(c).

(xxxx) "**Second Extension Maturity Date**" has the meaning ascribed thereto in Section 2.7(b).

(yyyy) "**Second Extension Period**" has the meaning ascribed thereto in Section 2.7(b).

(aaaaa) "**Significant Shareholder**" means, in relation to a corporation, a Person who beneficially owns, directly or indirectly, Voting Securities carrying more than five percent (5%) of the voting rights attached to all Voting Securities of the corporation for the time being outstanding.

(bbbbb) "**Special Share**" has the meaning ascribed thereto in Section 10.3(a).

(ddddd) "**Subsidiary**" means, with respect to any Person at any time, any corporation of which at least a majority of the voting shares are at the time, directly or indirectly, owned by such Person, and includes any corporation in like relationship to a Subsidiary.

(eeeee) "**Taxes**" of any Person means all taxes of any kind or nature whatsoever including realty taxes, capital taxes, income taxes, sales or value-added taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed on, levied against, collected or withheld by or assessed against that Person as of the date hereof or at any time in the future, by any Governmental Body of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon, determined on a consolidated basis.

(fffff) "**Trust Indenture**" means that certain Trust Indenture dated June 15, 1998 between Holdco and CIBC Mellon Trust Company as trustee, providing for the issue of One Hundred and Twenty-five Million Dollars ($125,000,000) 7.0% Debentures due June 16, 2008.

(ggggg) "**Vale**" means Vale National Training Center, Inc., a corporation incorporated under the laws of Texas, its successors and permitted assigns.

(hhhhh) "**Voting Securities**" means, in relation to a corporation, shares or other securities issued by the corporation (other than a debt security) carrying voting rights either under all circumstances or under some circumstances that have occurred and are continuing.

(iiiii) "**Withholding Taxes**" has the meaning ascribed thereto in Section 2.16.

(jjjjj) "**Working Capital**" of any Person means, at any time, the amount (if any) by which the Current Assets of such Person at such time exceed the Current Liabilities of such Person at such time, or if the Current Liabilities then exceed the Current Assets the amount by which the Current Liabilities of such Person at such time exceed the Current Assets of such Person at such time, expressed as a negative amount.

1.2 Currency

Unless otherwise expressly stated, all monetary amounts set out herein refer to the lawful money of Canada.

1.3 Words and Phrases

Words importing the singular number only shall include the plural and vice versa and words importing any gender shall include all genders. Wherever in any of the Loan Documents a determination is to be made as to whether any Person is dealing at arm's length with any other Person, such determination shall be made in the same manner as provided in the *Income Tax Act* (Canada). The words "**including**", "**includes**" and "**or**" shall not be limiting or exclusive unless expressly indicated to the contrary.

1.4 **Invalidity, etc.**

Each of the provisions contained in any Loan Document is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of such Loan Document or of any other Loan Document, and no such invalidity shall affect the obligation of the Borrower to repay the Credit Facility.

1.5 **Headings, etc.**

The division of a Loan Document into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such Loan Document.

1.6 **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (other than the conflict of laws rules) and shall be treated in all respects as an Ontario contract.

1.7 **Attornment**

Each of the Obligors irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario for all matters arising out of or in connection with this Agreement.

1.9 **References**

Except as otherwise specifically provided herein, reference in any Loan Document to any contract, agreement or any other instrument shall be deemed to include references to the same as varied, amended, supplemented or replaced from time to time, reference in any Loan Document to any enactment, including any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time and reference to any one or more of the parties to this Agreement shall be deemed to include a reference to the respective successors and permitted assigns of such party as if specifically named, as applicable.

1.10 **This Agreement to Govern**

If there is any inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions hereof shall prevail to the extent of the inconsistency, but the foregoing shall not apply to limit or restrict in any way the rights and remedies of the Lender under the terms of the Loan Documents. For greater certainty:

(a) notwithstanding that the rate of interest stipulated in any of the Loan Documents may exceed the rate of interest stipulated herein in respect of all or any portion of the Obligations, the rate or rates of interest applicable to the Obligations shall be as stipulated herein;

(b) notwithstanding that any Loan Document may contain a promise by the Borrower to pay to the Lender a principal amount which may be in excess of the Obligations then owing to the Lender, the Borrower shall only be liable to pay to the Lender in respect of such excess principal amounts, the amounts owing to the Lender pursuant hereto; and

(c) notwithstanding that any Loan Document may provide for payment on demand or upon the occurrence of certain defaults or events of default, the Obligations shall only be payable as stipulated herein or in the document pursuant to which such Obligation arises.

If any act or omission of any Obligor is expressly permitted under this Agreement but is expressly prohibited under another Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not expressly relieve such Obligor from such performance, such circumstances shall not constitute a conflict in or between the provisions of this Agreement and the provision of such Loan Document.

1.11 Generally Accepted Accounting Principles

Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with generally accepted accounting principles consistently applied. References herein to "generally accepted accounting principles" means, in the case of Persons organized or incorporated in Canada (and, in particular, for the purposes of Section 6.3), all principles stated from time to time in the Handbook of the Canadian Institute of Chartered Accountants and, in the case of any other Person, such generally accepted accounting principles as are applicable in the jurisdiction where such Person is organized or incorporated. Should such principles be amended from time to time, the parties hereto agree to renegotiate in good faith those covenants in this Agreement affected by such amendments for the purpose of reconciling the impact of such amendments. So long as such negotiations are continuing there will be no failure by any Obligor to comply with its covenants if it would be in compliance using generally accepted accounting principles in effect immediately prior to such amendments. For the purpose of determining compliance with the financial covenants set forth in Section 6.3, unless expressly provided to the contrary or unless the Lender otherwise agrees, all computations shall be on a consolidated basis and shall be adjusted to eliminate the effect of any discretionary change by any Obligor in the application of generally accepted accounting principles since the date of its most recent audited consolidated financial statements prior to the date hereof.

1.12 Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.13 Actions on Days Other than Business Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day; provided that if such deferral would cause such payment to be made or such action to be taken in the following calendar month, such payment shall be made or such action shall be taken on the next preceding Business Day and interest and fees shall be calculated accordingly. If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.14 Determinations by the Obligors

All provisions contained herein requiring any Obligor to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Obligor to make all due inquiries and investigations as may be commercially reasonable in the circumstances before making any such determination or assessment.

1.15 Incorporation of Schedules

82-5143

ARTICLE 2
THE FACILITY

2.1 Agreement to Lend

Subject to the terms and provisions of this Agreement, the Lender agrees to make the Credit Facility available to the Borrower.

2.2 Description and Purpose of the Credit Facility

The Credit Facility shall be a non-revolving term credit facility in the maximum principal amount of up to One Hundred and Five Million Dollars ($105,000,000). The Credit Facility shall be used only for the following purposes:

(v) the balance (if any) after payment of the amounts referred to in clause (b) below, to finance normal day-to-day working capital requirements; and

(b) all fees, costs and expenses provided for herein to be paid to the Lender.

2.3 **Availment of the Credits**

On the Closing Date and subject to fulfilment of the conditions mentioned in Article 3, the Borrower may obtain a single Advance under the Credit Facility in an amount that does not exceed the maximum authorized amount under the Credit Facility. The Borrower shall not be entitled to any Advance under the Credit Facility after the Closing Date and, immediately after the Closing Date, the maximum authorized amount of the Credit Facility shall be permanently reduced by an amount equal to the unadvanced portion of the Credit Facility.

2.4 **Non-Revolving Nature of the Credits**

The Credit Facility shall be non-revolving, and the principal amount of the Credit Facility shall be permanently reduced by the amount of each repayment or prepayment thereof by the Borrower in accordance with the terms hereof, including Sections 2.11 and 2.12.

2.5 **Currency**

The Loan shall be denominated in Canadian dollars and shall be repayable, and all interest and fees in respect thereof or in connection therewith shall accrue and be payable, by the Borrower in like currency.

2.6 **Repayment**

Subject to the terms of this Agreement (including Sections 2.7, 2.8(c), 2.11, 2.12 and 8.2) and the other Loan Documents, the Borrower shall repay the Loan and all accrued and unpaid interest thereon and any other amounts payable hereunder in connection with the Loan on the Maturity Date.

2.7 **Extension of the Maturity Date**

(a) Upon written request by the Borrower given to the Lender at least sixty (60) days before the Maturity Date, accompanied by payment of the fee hereinafter mentioned and a confirmation by the Borrower that the letter agreement mentioned in Section 4.1(d) continues in effect, unamended, and provided no Event of Default is subsisting on the date of such request or on the Maturity Date, the Maturity Date of the Indebtedness in respect of the Credit Facility (or such lesser amount specified by the Borrower in the request) shall be extended for six (6) months (the "**First Extension Maturity Date**"), the period between the original Maturity Date and the First Extension Maturity Date being sometimes referred to herein as the "**First Extension Period**".

(b) Upon written request by the Borrower given to the Lender at least sixty (60) days before the First Extension Maturity Date, accompanied by payment of the fee hereinafter mentioned and a confirmation by the Borrower that the letter agreement mentioned in Section 4.1(d) continues in effect, unamended, and provided no Event of Default is subsisting on the date of such request or on the First Extension Maturity Date, the Maturity Date of the Indebtedness in respect of the Credit Facility (or such lesser amount specified by the Borrower in the request) shall be extended for six (6) months (the "**Second Extension Maturity Date**"), the period between the First Extension Maturity Date and the

Second Extension Maturity Date being sometimes referred to herein as the "**Second Extension Period**".

(c) The fee for the extensions under each of subsections (a) and (b) above shall be 1% of the amount of the Indebtedness specified by the Borrower in the request. Such request shall be irrevocable within twenty (20) days prior to the Maturity Date or the expiry of the First Extension Period, as the case may be.

2.8 **Interest**

(a) Subject to Section 2.8(d), the principal amount of the Loan shall bear interest at the rate per annum, as follows:

Period	Rate/Basis Points
The Closing Date to the original Maturity Date	Prime Rate in effect from time to time plus 300 Basis Points
The First Extension Period	Prime Rate in effect from time to time plus 400 Basis Points
The Second Extension Period and continuing until the Loan is repaid in full	Prime Rate in effect from time to time plus 500 Basis Points

(b) Subject to Section 2.8(d), interest on the principal amount of the Loan shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated monthly on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be, and shall be calculated and payable on overdue interest in the same manner and at the same rate as interest on the principal amount of the Loan then outstanding is calculated and payable. Each change in the fluctuating applicable interest rate hereunder shall occur simultaneously with the corresponding change in the Prime Rate without any requirement for prior notice to the Borrower.

(c) Interest calculated as aforesaid shall be paid by the Borrower to the Lender in arrears on the last day of each month during the term of this Credit Facility (each, a "**Scheduled Interest Payment Date**"), commencing in the month immediately following the month of the Closing Date.

(d) Notwithstanding any provisions of this Section 2.8 to the contrary, after the occurrence of an Event of Default hereunder and for so long as such Event of Default is continuing, interest on the principal amount of the Loan from time to time outstanding, and on any overdue interest, shall accrue at a rate per annum equal to the interest rate in effect from time to time (but for this Section 2.8(d)) plus five hundred (500) Basis Points.

2.9 **Commitment Fee**

The Borrower shall pay to the Lender a commitment fee in the amount equal to two percent (2%) of the maximum principal amount of the Loan pursuant to this Agreement, such commitment

fee having been earned and payable upon the execution of the term sheet mentioned in Section 10.18 and the Lender hereby acknowledges the receipt of One Million, Three Hundred Thousand Dollars ($1,300,000) on account of this commitment fee and the balance shall be paid on the Closing Date.

2.12 Voluntary Prepayment

Subject to the terms of this Section 2.12 hereof, the Borrower may, at any time and from time to time prior to the Maturity Date, the First Extension Maturity Date or the Second Extension

Maturity Date, prepay the Loan, in whole or in part, without bonus or penalty; provided that (i) the Borrower shall provide no less than three (3) Business Days' notice in writing to the Lender of any such intended prepayment, (ii) any such prepayment shall be in integral multiples of Five Hundred Thousand Dollars ($500,000), and (iii) for greater certainty, any such prepayments shall permanently reduce the authorized amount of the Credit Facility and may not be reborrowed.

2.13 Method of Payment and Computations

(a) The Borrower shall make each payment hereunder not later than 3:00 p.m. Toronto time on the day when due in immediately available funds, by payment of such funds to the Lender in such manner and at such place as it may direct in writing.

(b) Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(c) Each determination by the Lender of the amount of interest payable hereunder shall be *prima facie* evidence thereof for all purposes, in the absence of manifest error.

2.14 Notes

The obligation of the Borrower to pay the outstanding principal amount of the Loan shall, at the Lender's request, be evidenced by a Note, with appropriate insertions thereon. The Borrower shall execute and deliver to the Lender such replacement Notes as may be requested by the Lender from time to time. The Borrower hereby authorizes the Lender to record, from time to time, in its records or on the reverse side of any Note (or any schedule attached to any Note), the date and amount of each Advance, the unpaid balance thereof, and all payments received by the Lender on account of the principal amount of such Obligations or interest thereon and such other information as is required on such Note or such schedule. All amounts recorded by the Lender on any Note or schedule thereto shall, in the absence of manifest error, be conclusive evidence of such unpaid principal amount and interest. The failure by the Lender to record, or any error in recording, any such amount shall not, however, limit or otherwise affect the obligations of the Borrower to repay all Obligations.

2.15 Evidence of Indebtedness

The Lender shall open, and maintain on its books, accounts evidencing the Advance(s) and all amounts owing hereunder by the Borrower to the Lender. The Lender shall enter in the foregoing accounts details of the Advance and of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall, absent manifest error, constitute conclusive evidence of the indebtedness of the Borrower to the Lender hereunder.

2.16 Payments - No Deduction

All payments of principal, interest, fees and other amounts to be made pursuant to any Loan Document shall be made free and clear of and without deduction for any and all present and future Taxes, withholdings, levies, duties, any governmental charges and all liabilities with respect

thereto, and without setoff, withholding, deduction or counterclaim of any kind whatsoever. If, with regard to any payment to be made by the Borrower to the Lender pursuant to any Loan Document any deduction for any and all present and future taxes, withholdings, levies, duties, governmental charges or any liability with respect thereto is required by law ("**Withholding Taxes**"), the Borrower shall pay the Withholding Taxes to the applicable Governmental Body and pay to the Lender such additional amounts as may be necessary in order that the net amount received by the Lender after such deduction shall equal each payment which would have been received by the Lender in the absence of such deduction; and the Borrower shall obtain and deliver to the Lender receipts in respect of the payment of Withholding Taxes. The Borrower represents and warrants to the Lender that Withholding Taxes are not currently exigible. The Lender will not change its location so as to require the Borrower to pay any Withholding Taxes.

2.17 **Application of Payments Before Exercise of Rights**

All payments made by the Borrower to the Lender before the exercise of any rights arising under Article 8 shall be applied against the Obligations in the following order:

(a) firstly, in payment of any amounts due and payable as and by way of fees;

(b) secondly, in payment of any amounts due and payable as and by way of recoverable expenses of the Lender;

(c) thirdly, in payment of any interest or default interest then due and payable on or in respect of the Loan;

(d) fourthly, in repayment of any principal amounts of the Loan; and

(e) fifthly, in payment of any other amounts then due and payable by the Obligors hereunder or in connection herewith.

2.18 **Application of Payments After Exercise of Rights**

All payments made by the Borrower after the exercise of any rights arising under Article 8 and all monies realized by the Lender from the enforcement of any Loan Documents shall be appropriated by the Lender on or towards the payment of the Loan or such part thereof as the Lender in its sole discretion may determine, and the Borrower shall have no right to require or enforce any appropriation inconsistent therewith, and the Lender shall have the right to change the application of any such proceeds and re-apply the same to any part or parts of the Loan as the Lender may see fit notwithstanding any previous application.

2.19 **Interest Act**

Except as otherwise specifically provided herein, where in any Loan Document a rate of interest is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation, whether 365 or 366, as the case may be, and dividing it by the number of days in the deemed year.

2.20 Maximum Rate of Interest

(a) Notwithstanding anything herein or in any Loan Document to the contrary, in the event that any provision of any Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lender hereunder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), notwithstanding such provision, such amount or rate shall be deemed to have been adjusted *nunc pro tunc* to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected, to the extent necessary, firstly, by reducing the amount or rate of interest exigible under Section 2.8 of this Agreement; and thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), as may be amended from time to time, or any other Applicable Law. Any amount or rate of interest referred to in this Agreement shall be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility and, in the event of a dispute, a certificate of a fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination.

(b) In determining whether or not the interest paid or payable under this Agreement exceeds the maximum amount permitted by Section 2.20(a) the Borrower and the Lender shall, to the maximum extent permitted under the Criminal Code (Canada) or any other Applicable Law, characterize any non-principal payments as an expense, fee or premium or other payment rather than as interest, as may be necessary to reduce the amount otherwise characterized as interest pursuant to such Applicable Law, exclude voluntary prepayments and the effects thereof and amortize, prorate, allocate and spread the total amount of interest rateably over the longer of the contemplated term or the actual term of the Credit Facility.

2.21 Payment of Costs and Expenses

The Borrower shall pay to the Lender on demand all reasonable costs and expenses of the Lender, its agents, officers and employees, in connection with:

(a) the negotiations and investigations relating to the establishment of the Credit Facility, the preparation, execution, filing and registration of any of the Loan Documents (whether or not any Advance is made), any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto;

(b) obtaining advice regarding the Lender's rights and responsibilities under the Loan Documents;

(c) following the occurrence of a Default or an Event of Default (whether or not subsequently cured), the administration and monitoring of the Credit Facility; and

(d) the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under any of the Loan Documents including all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Loan Documents;

including all of the reasonable fees, expenses and disbursements of any appraisers, environmental or other consultants, accountants, actuaries, the Lender's Counsel (on a full indemnity basis) and out-of-pocket expenses incurred by the Lender (including travel expenses) incurred in connection therewith (following receipt of a reasonably detailed invoice from such Person), and including all sales or value-added taxes payable by the Lender (to the extent not otherwise refunded or reimbursed to the Lender) on all such costs and expenses, all such costs and expenses shall bear interest at the same rate applicable to principal. All such costs and expenses incurred or accrued up to the Closing Date shall be paid out of the Advance.

2.22 Administrative Agent

The Lender may, at its cost, appoint the Administrative Agent to administer the Credit Facility on its behalf.

ARTICLE 3
CONDITIONS

3.1 Conditions to the Advance of the Credit Facility

The Advances under the Credit Facility shall be made when, and only when, the following conditions have been satisfied, which conditions are for the sole and exclusive benefit of the Lender, and notwithstanding anything to the contrary, which may be waived in writing by the Lender in its sole discretion:

(a) the Lender shall be satisfied in all respects with each of the following:

(i) the completion of its due diligence review of the Obligors,

(ii) the terms and conditions of all Material Contracts, and

(iii) the capitalization and capital structure of the Obligors;

(b) the Lender shall have received evidence satisfactory to it that the Credit Facility has been utilized by the Borrower in the manner set out in Section 2.2;

(d) all consents and approvals necessary or desirable to complete the delivery of the Loan Documents shall have been obtained on terms and conditions satisfactory to the Lender, acting reasonably;

(e) the Lender shall have received from each of Bank of Montreal, Canadian Imperial Bank of Commerce and The Bank of Nova Scotia written confirmation in form and terms satisfactory to the Lender, addressed to the Lender and Holdco, that on receipt of the requisite amount outstanding to each such lender the indebtedness of the Obligors in favour of such lender shall have been paid in full and that its credit facilities in favour of any of the Obligors have been terminated other than in the case of The Bank of Nova Scotia leasing agreements referred to in Section 5.1(m) of Schedule D (Material Contracts);

(g) the Lender shall have received all of the following, in form and substance satisfactory to the Lender in its sole discretion, in such number of counterparts as the Lender shall reasonably request:

(i) a certificate of corporate status (or foreign equivalent thereof) respecting each of the Obligors,

(ii) a certified copy of the articles of incorporation and by-laws of each of the Obligors and all amendments, amalgamations, continuances and other changes thereto,

(iii) a certified copy of all corporate action taken by each of the Obligors to authorize the borrowing of money, the execution and delivery of the Loan Documents to which it is a party and the performance of all other acts, matters and things provided for herein,

(iv) a certificate of incumbency of officers and directors respecting each of the Obligors ,

(v) an Officer's Certificate respecting such matters concerning each of the Obligors as the Lender may reasonably require,

(vi) the Note,

(vii) the Loan Documents,

(ix) a true and complete copy of each written Material Contract except for those made available for review by the Borrower at its offices,

(x) the favourable opinion of the Obligors' Counsel as to all legal matters pertaining to this Agreement, all Loan Documents, and the transactions contemplated therein.

(h) the representations and warranties contained in Section 5.1 shall be true and complete as of the date of such Advance, with reference to the facts subsisting on such date, as if made on such date;

(i) no Default or Event of Default shall have occurred and be continuing or will occur as a result of, or immediately following, such Advance;

(j) the Borrower shall have made payment to the Lender of all fees and expenses owing by the Borrower on the date of such Advance, including the fees and expenses described in Section 2.9, 2.10(a) and 2.21;

(k) the Lender shall have received all of the following, in form and substance satisfactory to the Lender in its sole discretion:

(i) a Compliance Certificate of Holdco as at the date of such Advance with no exceptions thereto,

(ii) favourable opinion of the Lender's Counsel as to such matters relating to the transactions contemplated herein as the Lender may reasonably require, and

(iii) such further agreements, instruments and other documents as the Lender and the Lender's Counsel may reasonably require.

3.2 Discretion of the Lender

Notwithstanding the non-fulfilment of any condition referred to in Section 3.1, the Lender may, in its sole discretion, continue to extend the Credit Facility to the Borrower. The making of an Advance or the continuation of the Credit Facility by the Lender, either before or after the fulfilment of all applicable conditions, will not constitute an approval, acceptance or waiver by the Lender of any condition, Default or Event of Default.

ARTICLE 4
LOAN DOCUMENTS

4.1 Loan Documents

The Obligors shall deliver to the Lender on or before the Closing Date the following (all of which shall be in form and substance satisfactory to the Lender):

(a) a guarantee by each Guarantor, guaranteeing the payment and performance by the Borrower of the Loan and the terms of this Agreement;

(d) an irrevocable letter agreement upon which the Lender is entitled to rely whereby Fairfax undertakes to provide financing to Holdco in order to allow it to meet its liabilities as and when they fall due, to the extent that money is not otherwise available to it;

(e) the acknowledgement and undertaking of Fairfax with reference to the preceding item which, among other things, shall allow the Lender to rely upon it and shall require Fairfax to fulfil it (notwithstanding its expiry) as long as any Obligations remain unsatisfied;

(f) such other undertakings and other documents as the Lender shall, acting reasonably, request in order to give effect to the Loan Documents.

4.2 Security in the Future

In the event that, at any time and from time to time, security in respect of any of the material assets of the Obligors may be granted without contravening any Negative Pledges or necessitating like security to be granted to holders of any existing Indebtedness, the Obligors shall execute and deliver to the Lender such security documents as the Lender may reasonably request in form and substance satisfactory to the Lender and the Lender's Counsel and to the Obligors and the Obligors' Counsel, both acting reasonably.

4.3 Additional Loan Documents – Material Subsidiaries

The Obligors shall execute and deliver to the Lender such other, additional or supplemental documents as the Lender may at any time or from time to time hereafter reasonably request to give effect to and limited to the provisions of Sections 4.1 and 4.2 (including, subject to Applicable

Law, an unlimited guarantee from any new Material Subsidiary), in each case, within a reasonable time after the request therefor by the Lender, and in each case in form and substance satisfactory to the Lender and the Lender's Counsel and to the Obligors and the Obligors' Counsel, both acting reasonably.

4.4 Discharge

At the written request of the Borrower, the Lender will execute and deliver and cause to be executed and delivered to the Borrower within a reasonable period of time all instruments necessary to release or terminate the Loan Documents, at no cost or expense to the Lender, upon:

(a) payment and satisfaction of all Obligations hereunder (including reasonable legal fees and disbursements of the Lender's Counsel relating to such release or termination);

(b) termination of any further obligation of the Lender to make the Credit Facility or any portion thereof available; and

(c) the elapse of such reasonable period of time as the Lender's Counsel may advise is desirable to ensure that the payment is final and indefeasible and not subject to being set aside or reversed by reason of the law of fraudulent preferences, conveyances or other transfer prejudicial to creditors or other stakeholders or other Applicable Law.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Obligors

Each of the Obligors (as to itself and its Subsidiaries only) represents and warrants to the Lender as follows and acknowledges and confirms that the Lender is relying on such representations and warranties in entering into this Agreement and making the Advances:

(a) **Status**. Each Material Entity is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation, and has all necessary corporate power and authority to own or lease its assets and to carry on its business as such business is presently carried on or proposed to be carried on.

(b) **Licences**. Each Material Entity has obtained all material licences, permits, registrations, and approvals necessary or advisable to own its Property and to carry on its business in each jurisdiction in which it does so, except to the extent that the failure to obtain such rights, licences, approvals or consents would not individually or in the aggregate constitute a Material Adverse Change.

(c) **Authority of the Obligors**. Each of the Obligors has full power, authority and legal right to incur the Obligations on the terms and conditions set out in the Loan Documents to which it is a party and has full power, authority and legal right to execute and deliver the Loan Documents to which it is a party and to do all such acts and things as are

required to be done, observed and performed in accordance with the terms hereof and thereof.

(d) **Action of the Obligors, etc.** All necessary action on the part of each of the Obligors has been taken to authorize the execution and delivery of the Loan Documents to which it is a party, to observe and perform the provisions of each in accordance with its terms.

(e) **Enforceability**. Each of the Loan Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Obligor which is a party thereto enforceable against it in accordance with its terms, except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and subject to any applicable bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement, winding-up and other similar laws of general application affecting the enforcement of creditors' rights generally.

(f) **Execution, Delivery and Compliance by Obligors**. The execution and delivery of the Loan Documents and the observance and performance of the provisions of each, do not and will not violate in any material respect any Applicable Law, will not require any approval or consent of any Governmental Body, do not conflict with or contravene the Constating Documents of any Obligor or, subject to the provisions hereinafter set out, the provisions of any other agreement, instrument or arrangement to which any Obligor is a party or by which any Obligor is, or its assets are, or may be, bound or constitute a default thereunder or result thereunder in the creation or imposition of any Lien upon any of the assets of any Obligor, other than in favour of the Lender and, without limiting the generality of the foregoing, shall not result in or permit the acceleration of the maturity of any Indebtedness of any Obligor.

(g) **No Consents Required**. Except for any statements (including any material change statement) or press releases as may be required by the *Securities Act* (Ontario) and the filing by the Borrower of a report pursuant to Subsection 7.5(1) of Rule 45-501 of the Ontario Securities Commission, no action of, approval, authorization, consent or order of, and no designation, filing, further registration, qualification or recording with any Governmental Body is required to authorize or is otherwise required in connection with or for the execution, delivery or performance of any Obligor of this Agreement or the provisions of the Loan Documents, except as already obtained.

(h) **Work Orders and Use**. No work orders, directions or notices of a material nature have been issued and remain outstanding or threatened by any Governmental Body pursuant to any Applicable Law relating to any Property or to the business of any Material Entity. No Material Entity has received any notification from any Governmental Body that has not been satisfied that any work, repairs, construction or capital expenditures are required to be made in respect of any of the Property or any part thereof, as a condition of the continued compliance with any Applicable Law or any Material Authorization issued thereunder. The Premises and their existing uses comply in all material respects with, and at all material times have complied with, and no Material Entity is in violation of or has

violated in any material respect, any Applicable Law in connection with the ownership, use, maintenance or operation of the Premises.

(i) **Financial Statements**. The financial statements of the Material Entities submitted to the Lender, including the Financial Statements, have been prepared in accordance with GAAP (subject to normal year-end adjustments in the case of interim unaudited financial statements) and fairly, completely and accurately present in all material respects the financial condition of the Material Entities and the financial information presented therein for the period and as at the date thereof. Since March 31, 2004 no Material Adverse Change has occurred. The financial statements of the Material Entities furnished to the Lender do not contain any material misstatement of fact, nor do they omit to state a material fact required to make any statement contained therein not untrue or misleading.

(j) **Accounting Controls**. Each Material Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) material transactions are executed in accordance with management's general or specific authorizations,

(ii) material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability,

(iii) access to assets is permitted only in accordance with management's general or specific authorization, and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(l) **No Default**. Except as set out in Section 5.1(l) of Schedule D, no Material Entity is in default or breach under any Material Contract or under the terms and conditions relating to any Material Authorizations or Material Contracts or under any Applicable Law in each case which would be material to the conduct of its business and operations; and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach; and there is no Litigation in progress, pending or, to the best of the knowledge of any Obligor, threatened which may result in the revocation, cancellation, suspension or any adverse modification of any Material Authorization.

(m) **Material Contracts**. As of the Closing Date, all Material Contracts (except the Loan Documents) of each Obligor and Obligor Subsidiary are listed in Section 5.1(m) of Schedule D.

(n) **Subsidiaries**. As of the Closing Date, no Obligor has any Subsidiaries except as listed in Schedule B and all Material Subsidiaries are so indicated in Schedule B. Except as set out therein, all Subsidiaries are wholly-owned by Holdco and there are no securities issued by any Subsidiary which are convertible into shares or any subscription rights, warrants or options in respect of shares or other securities convertible into shares of any Subsidiary.

(p) **Inactive Subsidiaries**. Each of Lindsey Barbados, Lindsey Morden Claim Services (Holdings) Limited, Lindsey Morden Claim Services (U.K.) Limited and such other Subsidiaries so designated in Section 5.1(o) of Schedule D is inactive and has no material assets or liabilities, except for such inter-company Indebtedness set out therein.

(q) **Title - All Property**. The property and assets of each Obligor reflected in the Financial Statements are lawfully possessed and beneficially owned by them, respectively, with good and marketable title thereto, free and clear of any Lien other than the Permitted Encumbrances, and no person has any agreement or right to acquire any interest in any of such properties, including leased or licensed properties, out of the ordinary course of business. The Obligors taken as a whole own (or lease or license) and possess all Property as is necessary in all material respects for the conduct of the business(es) of Holdco on a consolidated basis as now conducted.

(r) **Environmental Matters**. Except as set out in Section 5.1(r) of Schedule D or as may occur after the Closing Date (in respect of which disclosure is made to the Lender by the Obligor in accordance with Section 6.1(m)(ii) and none of the Obligors has received notice that the Lender objects thereto):

(i) each Obligor, and the Property and operations of each of them, complies in all material respects with all applicable Environmental Laws;

(ii) no Obligor has received any notice of any material claim against or affecting any such Person, or any of the Property or operations of any of them, relating to Environmental Laws and, to the best of the Obligors' knowledge, no such claim exists;

(iii) except in compliance with all Environmental Laws, no Obligor stores any Hazardous Substance on any of the Premises, or has disposed of any Hazardous Substance, and there are no Hazardous Substances on any of the Premises; and

(iv) the Obligors have provided to the Lender any inquiry, investigation or report in the possession or control of any Obligor concerning the compliance of any of the Premises and the operations of any Obligor with Environmental Laws.

(s) **No Default**. To the best of the knowledge of the Obligors, no event exists with respect to any Material Entity which would constitute a Default or an Event of Default or which, with the passage of time, giving of notice or both, would constitute a Default.

(t) **Full Disclosure**. The information and material (other than a forecast or projection) delivered to the Lender by or on behalf of any Obligor, taken as a whole, together with this Agreement, does not contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein, taken as a whole, not misleading (provided that, in the case of forecasts or projections, they were prepared in good faith and adequately disclosed all relevant assumptions) and, to the best of the Obligors' knowledge, there is no fact which the Obligors have not disclosed to the Lender in writing which constitutes, or so far as any Obligor can now reasonably foresee, will constitute, a Material Adverse Change.

(v) **Reporting Issuer and Exchange Listing.** The subordinate voting shares of Holdco are listed on the Toronto Stock Exchange and Holdco is a reporting issuer not in default in each of the provinces of Canada in which it is a reporting issuer, or its equivalent.

(w) **Taxes and Claims**. Each Obligor and Obligor Subsidiary has:

(i) delivered or caused to be delivered all required income tax returns, sales, property, franchise and value-added tax returns and other tax returns to the appropriate Governmental Body, and

(ii) withheld and collected all Taxes required to be withheld and collected by such Person and remitted such Taxes when due to the appropriate Governmental Body, and no assessment, appeal or claim is, to the best of the knowledge and belief of the Obligors, being asserted or processed with respect to such claim, Taxes or obligations.

(x) **Pension Plans**. All pension plans created by any Obligor or Obligor Subsidiary for any employees thereof are duly registered where required by, and are in good standing under, Applicable Law, and all required contributions under such plans have been made and such plans are funded in accordance with the rules of the applicable plans and Applicable Law and, except as disclosed in the Financial Statements (or applicable actuarial valuations delivered to the Lender) no past service or experience deficiency funding liabilities exist thereunder.

(y) **Insurance**. Each Material Entity has insured with good and responsible insurance companies all of its Property of an insurable nature against fire and other casualties in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on a similar business and owning similar property and maintains with good and responsible insurance corporations adequate insurance against business interruption with respect to any rental properties or properties under construction and liability on account of damage to persons or property, and under all applicable worker's compensation laws, in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on similar business and owning similar property.

(aa) **Benefit to Guarantors etc**. Each Guarantor is receiving a direct or indirect benefit as a result of the Loan and its Guarantee thereof; each Guarantor is a direct or indirect Subsidiary of Holdco and an Affiliate of the Borrower; the giving by it of its Guarantee as provided for herein is necessary and convenient to the conduct, promotion and attainment of its business; its Guarantee has been entered into in good faith; except as set forth in the Loan Documents, neither the Lender nor any officer, employee, agent, attorney or other representative of the Lender has made any representation, warranty or statement to it to induce it to execute such Guarantee; and none of its creditors is prejudiced as a consequence of such Guarantee.

(bb) **Non-Arm's Length Transactions**. Since March 31, 2004, no Material Entity has entered into any transaction or agreements with any Affiliate, other than on commercially reasonable terms and except as otherwise provided or as set out in this Agreement.

(cc) **Financial Assistance**. No Obligor or Obligor Subsidiary has provided any Guarantee or other financial assistance, either directly or indirectly, by means of a loan,

guarantee, provision of security or otherwise to any Person, except as set out in Section 5.1(cc) of Schedule D;

(dd) **Financial Services and Markets Act**. All applicable provisions of the *Financial Services and Markets Act* 2000 (England) and any applicable secondary legislation made under it have been complied with respect to this Agreement.

(ee) **Works Councils Act**. Except in the case of Cunningham Lindsey Boschman B.V., no works council (*ondernemingsraad*) has been instituted for any business operated in the Netherlands by Cunningham Lindsey Europe B.V. or any of its Subsidiaries within the meaning of Article 2:24a of the Civil Code of the Netherlands.

(ff) **Group**. All Obligors (including Cunningham Lindsey Europe B.V. and the Borrower) belong to the same group (*groep*) within the meaning of Article 2:24b of the Civil Code of the Netherlands and article 2 of the Articles of Association of Cunningham Lindsey Europe B.V. .

5.2 **Survival of Representations and Warranties**

The representations and warranties made in Sections 5.1 and 7.1 shall survive the execution and delivery of this Agreement and shall continue in full force and effect until all sums hereunder are paid in full, notwithstanding any investigation made at any time by or on behalf of the Lender; provided that the Lender may, in its discretion, waive any representation and warranty at any time. The statements made in any certificate hereafter delivered by any Obligor pursuant to the terms of this Agreement shall be deemed to constitute representations and warranties made by such Obligor.

5.3 **Accredited Investor**

The Lender represents and warrants to the Borrower that it is an "accredited investor" within the meaning of Rule 45-501 of the Ontario Securities Commission and that, to the best of its knowledge and belief, each of the participants in the Loan is an "accredited investor".

ARTICLE 6
COVENANTS

6.1 **Affirmative Covenants - General**

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, each of the Obligors covenants and agrees (for itself and its Subsidiaries only) with the Lender as follows:

(a) **Punctual Payment**. The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein.

(b) **Use of Advances**. The Borrower shall use and employ the proceeds of each Advance pursuant to the Credit Facility solely in the manner and for the purpose set forth in Section 2.2.

(c) **Conduct of Business**. Each Material Entity shall do or cause to be done all things necessary or desirable to continue to own its Property and to carry on its business in a commercially reasonable manner in accordance with prudent industry standards.

(d) **Preservation of Existence and Material Authorizations**. Each Material Entity shall preserve and maintain its existence and all Material Authorizations in good standing in all material respects.

(e) **Compliance with Applicable Law and Contracts**. Each Material Entity shall comply with the requirements of all Applicable Law, and any other obligations which, if contravened, could give rise to a Lien over any of its Properties, and all insurance policies and all contracts to which it is a party or by which it or any of its Property is bound, non-compliance with which would, singly or in the aggregate, have a material adverse effect upon the validity of the Loan Documents or constitute a Material Adverse Change. Each Material Entity shall duly perform all of its obligations under any Material Authorization or any Loan Document to which it is a party.

(f) **Accounting Methods and Financial Records**. Each Material Entity shall maintain a system of accounting which is established and administered in accordance with GAAP consistently applied, keep in all material respects adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, keep in all material respects accurate and complete records of any property owned by it and maintain internal accounting controls sufficient to provide reasonable assurance that:

(i) all material transactions are executed in accordance with management's general or specific authorizations,

(ii) all material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability,

(iii) access to assets is permitted only in accordance with management's general or specific authorization, and

(iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and any differences are rectified.

(g) **Financial Statements**. All financial statements furnished to the Lender will fairly, completely and accurately present in all material respects the financial condition and the results of the operations of each Material Entity reported upon therein, and all other information furnished to the Lender (other than forecasts or projections) will be accurate, complete and correct in all material respects, provided that in the case of forecasts or projections they are prepared in good faith and adequately disclose all relevant assumptions.

(h) **Maintenance of Property**. Each Material Entity shall maintain the Property used in its business in good repair, working order and condition (reasonable wear and tear

excepted) and from time to time shall make or cause to be made all necessary and appropriate repairs, renewals, replacements, additions and improvements thereto.

(i) **Payment of Taxes and Claims**. Each Obligor and Obligor Subsidiary shall:

(i) pay and discharge all lawful claims for labour, material and supplies due and payable by it,

(ii) pay and discharge all Taxes due and payable by it,

(iii) withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required, and

(iv) pay and discharge all obligations resulting from any trust imposed upon it by statute which, if unpaid, might become a Lien upon any of its Properties,

except that no such claim, Taxes (other than Taxes required to be withheld and remitted pursuant to the *Income Tax Act* (Canada) or the *Excise Tax Act* or any provincial income tax legislation) or obligations need be paid, collected or remitted if:

(v) it is being actively and diligently contested in good faith by appropriate proceedings,

(vi) reserves considered adequate by such Obligor or Obligor Subsidiary and its auditor shall have been set aside therefor on its books,

(vii) such claim, Taxes, or obligation shall not have resulted in a Lien other than a Permitted Encumbrance, and

(viii) all enforcement proceedings shall have been stayed and appropriate security shall have been given, if required, to prevent the commencement or continuation of proceedings.

(j) **Insurance**. Each Material Entity shall keep all of its Properties of an insurable nature insured with good and responsible insurance companies against fire and other casualties in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on a similar business and owning similar property and shall maintain with good and responsible insurance corporations adequate insurance against business interruption with respect to any rental properties or properties under construction and liability on account of damage to Persons or property, and under all applicable worker's compensation laws, in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on similar business and owning similar property.

(k) **Trade Creditors**. Each Material Entity shall pay all amounts owing to trade creditors when due, or within such period as may be agreed to or acquiesced to by any trade

creditors, except for any amounts which are being actively and diligently contested in good faith.

(l) **Inspections**. Each Material Entity shall permit the Lender and its authorized employees, representatives and agents, as reasonably required by the Lender on reasonable notice, to:

(i) visit and inspect its Properties, subject to the rights of the tenants,

(ii) as may be reasonably requested, inspect and make extracts from and copies of its books and records in whatever medium, and

(iii) discuss with Senior Management and auditors of such Person and other professional advisors of such Person as may be reasonably designated by the Lender, the businesses, Property, financial condition and prospects of such Person.

(m) **Environmental Matters**.

(i) Each Material Entity shall -

(A) at all times comply in all material respects with all applicable Environmental Laws and maintain a reserve on its books (if required) for environmental liability in accordance with GAAP; and

(B) promptly notify the Lender of any matter, occurrence or other event arising after the Closing Date which may result in the material breach or violation of any Environmental Law and, unless the Lender has otherwise consented in writing to the existence or continuation thereof, take all necessary action to rectify or cure the breach or violation of such Environmental Law arising as a result thereof.

(ii) If any Material Entity -

(A) receives notice that a violation of any Environmental Law has been committed in respect of any of its Properties,

(B) receives notice that an administrative or judicial complaint has been filed against such Person alleging a violation of any Environmental Law or requiring such Person to take any action in connection with any Environmental Activity, or

(C) receives notice from a Governmental Body alleging that such Person is or may be liable or responsible for costs associated with any Environmental Activity, including all costs associated with a response to or a cleanup of a Discharge of a Hazardous Substance into the environment,

such Material Entity in each such case shall provide the Lender with a copy of such notice within fifteen (15) days of the receipt thereof by such Person. Such Material Entity shall also provide to the Lender, as soon as practicable after it becomes available, a copy of any environmental site assessment or audit report required to be submitted by such Person to any such Governmental Body, as aforesaid. The Material Entity shall provide evidence satisfactory to the Lender of any cleanup or remedial action as may be required by such Governmental Body from time to time.

(o) **Maintain Listing and Reporting Issuer.** Holdco shall use its reasonable efforts continuously hereafter to maintain the listing of its subordinate voting shares on the Toronto Stock Exchange and, following the listing of its subordinate voting shares on any other stock exchange, to maintain such listing on such exchanges, and shall do or cause to be done all things necessary to maintain its status as a reporting issuer not in default in each of the provinces of Canada in which it is a reporting issuer, or its equivalent, as at the date hereof.

(p) **Insolvency Proceedings.**

(i) Each Obligor and Obligor Subsidiary will give the Lender reasonable notice of any application or filing any of them proposes to make in any Insolvency Proceedings;

(ii) no Obligor or Obligor Subsidiary shall commence any Insolvency Proceedings which would have the effect of staying or otherwise delaying or restricting in any way the rights of the Lender or under which the Lender would be an affected creditor in any other respect;

(iii) if any Obligor or Obligor Subsidiary seeks the appointment of a trustee or monitor in any Insolvency Proceedings, the proposed appointee shall be subject to the Lender's approval;

(iv) in the case of any Insolvency Proceedings, each Obligor does hereby and will consent (and will procure the consent of each Obligor Subsidiary) to an application by the Lender to a court of competent jurisdiction for an order to appoint an interim receiver pursuant to the provisions of *Bankruptcy and Insolvency Act* (Canada) or a similar official appointed under similar legislation of any other jurisdiction; and

(v) if exercise of any of the Lender's rights are stayed or otherwise delayed or restricted in any way pursuant to any Insolvency Proceedings, each Obligor does hereby and will consent (and will procure the consent of each Obligor Subsidiary) to an application by the Lender to a court of competent jurisdiction for an order to lift the stay or other restrictions.

(r) **Inactive Subsidiaries.** On or before the 31st day of December, 2004, the Subsidiaries of Holdco mentioned in Section 5.1(p) shall be wound up.

6.2 Affirmative Covenants - Reporting

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, each Obligor covenants and agrees (for itself and its Subsidiaries only) with the Lender as follows:

(a) **Financial Statements and Reports**. Holdco shall deliver to the Lender:

(i) as soon as practicable, and in any event within one hundred and twenty (120) days after the end of each of its Fiscal Years, audited consolidated financial statements of Holdco and unaudited consolidated financial statements of each Opco and Lindsey Morden Acquisitions, including all corresponding notes, a statement of profit and loss, a statement of retained earnings, a statement of changes in financial position for such Fiscal Year, a balance sheet, as at the end of each such Fiscal Year setting forth in comparative form the corresponding figures of the previous Fiscal Year and such other statements as it is required by law to prepare, all in reasonable detail, in conformity with GAAP and accompanied by any comments or an opinion of an independent chartered accountant of recognized standing selected by Holdco,

(ii) as soon as practicable, and in any event within forty-five (45) days after the end of each fiscal quarter (except the end of any Fiscal Year), quarterly unaudited consolidated financial statements of Holdco and quarterly unaudited consolidated financial statements of each Opco and Lindsey Morden Acquisitions, including a balance sheet, a statement of profit and loss, a statement of changes in financial position, together with comparative figures for the corresponding period in the previous Fiscal Year and comparisons to the current budget for the corresponding period,

(iii) within twenty-five (25) days after the end of each calendar month (except the end of any fiscal quarter), interim unaudited consolidated financial statements of Holdco and, within thirty (30) days after the end of each calendar month (except the end of any fiscal quarter), unaudited consolidated financial statements of each Opco and Lindsey Morden Acquisitions, for such month and for the period since the end of the most recent financial year setting forth, in each case, in comparative form the figures for the corresponding periods in the previous financial year other than the balance sheet which will be compared to the balance sheet at the year end, accompanied by such operating reports as are now prepared by management in the ordinary course; and

(iv) a Compliance Certificate of Holdco at the same time as any financial statements are delivered to the Lender pursuant to this Section 6.2.

(b) **Notice of Litigation and Other Matters**. Each of the Obligors (as to itself and its Subsidiaries only) shall as soon as practicable after it shall become aware of the same, give notice in writing to the Lender through Holdco of the following events:

(i) any Material Adverse Change,

(ii) the commencement of any Litigation involving a claim of over One Million Dollars ($1,000,000) which, if determined adversely, would or could reasonably expected to result in a Material Adverse Change,

(iii) any Default or Event of Default,

(iv) any material change to any aspect of the representations and warranties made by it herein, construed as if made currently, accompanied by updated information,

(v) any violation by it or any such Obligor Subsidiary of any Applicable Law which results in or could reasonably be expected to result in a Material Adverse Change,

(vi) any entering into of a Material Contract by any Material Entity, or any termination of or default under a Material Contract to which any Material Entity is a party, in each case which results in or could reasonably be expected to result in a Material Adverse Change,

(vii) any damage to or destruction of any Property of any Material Entity having a Replacement Cost in excess of Two Hundred and Fifty Thousand Dollars ($250,000),

(viii) any Lien affecting any Property of any Material Entity other than a Permitted Encumbrance,

(ix) the creation of an Obligor Subsidiary,

(x) a change in its corporate name,

(xi) a change in the auditor of any Material Entity and the reasons for the change,

[illegible]

(xiii) any Obligor Subsidiary becoming a Material Subsidiary.

(c) **Shareholder Information**. Holdco shall deliver to the Lender copies of all financial statements, proxy statements, reports and other disclosure information which it shall send or make available to its shareholders or which it is required or elects to file with any securities regulatory authority or stock exchange having jurisdiction over it. Each of Holdco, the Borrower, CLUS and Lindsey Morden Acquisitions shall give notice to the Lender of any meeting of its shareholders at the same time as notice is given to its shareholders (which notice shall state all business to be conducted thereat) and, except in the case of a meeting of the shareholders of Holdco, shall permit any representative of the Lender to attend any such meeting in person or by telephone.

(d) **Other Information**. Each Obligor will promptly provide to the Lender such other financial statements and other information with respect to the Obligors and the Obligor Subsidiaries as the Lender may from time to time reasonably request, including minutes of meetings of directors or shareholders and signed resolutions in lieu of meetings.

6.4 Negative Covenants

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, each Obligor covenants and agrees (for itself and its Subsidiaries) with the Lender that it shall not do, allow, permit or suffer to exist any of the following in respect of itself or any such Obligor Subsidiary:

(a) **Encumber Property**. Create, grant, assume or suffer to exist any Lien upon any of its Property, other than and excluding any Permitted Encumbrances (including any renewals or extensions thereof); provided that no Obligor (other than Holdco or any Guarantor which carries on an active business) shall incur a Permitted Encumbrance mentioned in clauses (vii), (viii) or (xx) of Section 1.1(mmmm).

(c) **Operating Leases.** Enter into or assume any Operating Lease where the aggregate annual expenditure under all Operating Leases entered into at any time by any Obligor or Obligor Subsidiary (including Operating Leases in respect of the discontinued US operations) is or would exceed Forty Million Dollars ($40,000,000).

(e) **Loans**. Make any loans or advances to any Person, except any Obligor may make loans or advances constituting Subordinated Debt to one of its Subsidiaries or another Obligor.

(k) **Fiscal Year**. Change its financial year end.

(p) **Redemption of Securities**. Except for Permitted Payments, redeem or repurchase any securities from time to time issued by such Person and outstanding.

(q) **Issuance of Shares**. Except Holdco, issue any shares or securities convertible into shares or any subscription rights, warrants or options in respect of shares or other securities convertible into shares.

(s) **Non-Arm's Length Transactions**. Transfer assets to any Person who does not deal at arm's length with each Obligor and Obligor Subsidiary, other than at fair market value and on reasonably commercial terms, and otherwise in accordance with and subject to Section 6.4(b).

(t) **Use of Loan Proceeds**. None of the proceeds of the Loan will be used directly or indirectly to finance or refinance an acquisition of shares of any of the Obligors incorporated under the laws of England in contravention of Section 151 of the *Companies Act* 1985 (England).

6.5 The Lender Entitled to Perform Covenants

If any Obligor fails to perform any covenant or any other provision of any Loan Document, the Lender may, in its discretion, on prior written notice to it and provided it has not commenced to rectify any such failure to perform during the period of notice received from the Lender, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Lender may, at its discretion, make any such payments. All sums so expended by the Lender shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Obligations and shall bear interest at the same rate applicable to principal.

ARTICLE 7
ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

ARTICLE 8
EVENTS OF DEFAULT AND REMEDIES

8.1 Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

(a) default by the Borrower in payment when due of any principal under the Loan;

(b) default by any Obligor in the payment of money to the Lender other than the payment by the Borrower of principal under the Loan, which default is not cured within a period of two (2) Business Days after notice thereof has been given by the Lender to the Borrower;

(f) any material representation or warranty made by any Obligor herein or in any officer's certificate or any Loan Document is false or incorrect in any way so as to make it materially misleading when made and at least three (3) Business Days have elapsed after notice thereof has been given by the Lender to the Borrower and Holdco (whether or not cured);

(g) Holdco admits in writing the inability of it or any Material Entity to pay its debts generally as they become due or otherwise acknowledges the insolvency of it or any Material Entity;

(h) any Material Entity becomes subject to any Insolvency Proceedings unless, in the case of proceedings commenced against it, the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed or stayed within forty-five (45) days;

(j) if, at any time after execution and delivery thereof, any Loan Document ceases to be in full force and effect (unless within five Business Days of written notice of the same being given by the Lender to the Obligors who are signatories thereto that such Loan Document again has full force and effect as if it had always had full force and effect) or if any Loan Document is declared by a court or tribunal of competent jurisdiction to be null and void or if any Obligor revokes or purports to revoke any Loan Document (including any Guarantee or power of attorney) or takes any step or commences any proceeding to have any Loan Document declared by a court or tribunal of competent jurisdiction to be null and void or ineffective or unenforceable in any respect;

(k) any Material Entity ceases to carry on business in the ordinary course;

(l) in the judgment of the Lender, acting in good faith, a Material Adverse Change has occurred of which the Lender has given notice thereof to Holdco with reasonable particularity;

(m) any creditor of any Material Entity shall privately appoint a Receiver, trustee or similar official for any part of the Property of such Material Entity;

(q) if there is a change in control of Holdco without the prior written consent of the Lender; or

(r) if there is a reduction in the ownership by Fairfax of the Voting Securities of Holdco, determined on a fully diluted basis, whether as a result of a transfer or other disposition thereof by Fairfax, the issuance by Holdco of Voting Securities or otherwise.

8.2 Remedies Upon Default

Upon the occurrence of any Event of Default, the Lender may:

(a) declare an Event of Default;

(b) declare all Obligations to be immediately due and payable;

(c) terminate any obligation to make any additional Advance; and

(d) take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Loan Documents) at such times and in such manner as the Lender may consider expedient,

all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the Loan Documents.

8.3 Appropriation of Funds

Each Obligor agrees that the Lender may from time to time appropriate all monies realized from the enforcement of any Loan Document on or towards the payment of the Obligations or such part thereof as the Lender in its sole discretion may determine, and no Obligor shall have any right to require or enforce any appropriation inconsistent therewith, and the Lender shall have the right to change the application of any such proceeds and re-apply the same to any part or parts of the Obligations as the Lender may see fit notwithstanding any previous application.

ARTICLE 9
INDEMNITIES

9.1 Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain the Loan or to give effect to its obligations in respect of the Loan as contemplated hereby and the Lender and the Borrower are unable to amend or modify the Loan in a mutually satisfactory manner so as to comply with any such Applicable Law or any such change, the Lender shall have the right by notice to the Borrower to declare all of the Obligations to be immediately due and payable, and thereupon the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations.

9.2 Indemnity For Changes in Law

If the introduction of or any change in any Applicable Law relating or applicable to the Lender or its obligations or rights hereunder, or any change in the interpretation or application thereof by any Governmental Body or compliance by the Lender with any request or direction of any Governmental Body:

(a) subjects the Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of the Obligations or the Loan Documents, other than Taxes applying to the overall income or capital of the Lender;

(b) imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, the Lender;

(c) imposes on the Lender or requires there to be maintained by the Lender any capital adequacy or additional capital requirement (including a requirement which affects the Lender's allocation of capital resources to its obligations) in respect of the Lender's obligations hereunder; or

(d) imposes on the Lender any other condition or requirement with respect to this Agreement or the Credit Facility,

and such occurrence has the effect of:

(e) increasing the cost to the Lender of agreeing to make or making, maintaining or funding the Credit Facility, the Advance, the Loan or any portion thereof;

(f) reducing the amount of the Obligations;

(g) directly or indirectly reducing the effective return to the Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of any Tax being imposed on the Lender's overall income or capital); or

(h) causing the Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by the Lender hereunder,

then, upon demand being made to the Borrower by the Lender accompanied by a certificate of the Lender documenting the relevant calculations (which certificate shall constitute conclusive evidence, absent fraud or mistake on the face of the certificate, of the matters contained therein), the Borrower shall pay or cause to be paid to the Lender such additional amounts, as shall be sufficient to fully indemnify the Lender for such additional cost, reduction, payment, foregone interest or other return.

9.3 Losses

Each of the Obligors shall, from time to time, fully indemnify and hold the Lender, and its directors, officers, employees, shareholders, Affiliates and agents harmless from and against any and all losses, damages or liabilities and all reasonable costs and expenses, which such party may sustain or incur as a result of, without duplication:

(a) the failure of the Borrower to utilize the Credit Facility in the manner specified in a request for an Advance (including if such failure was caused by the failure of the Borrower to meet all conditions precedent);

(b) the failure of the Borrower to pay any sum on its due date;

(c) any Default or Event of Default; or

(d) any claim by any third party which arises out of, relates to or results from the Credit Facility or any Loan Document.

Without prejudice to the generality of the foregoing, the foregoing indemnity shall extend to any loss, premium, penalty or expense which may be incurred by the Lender in liquidating deposits from third parties required to make, maintain or fund an Advance or any part thereof or any amount due or to become due under this Agreement.

9.4 Currency Indemnity

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into the currency of such jurisdiction (the "**Judgment Currency**") any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the "**Currency Due**"), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose "rate of exchange" means the rate at which the

Borrower would be required to pay in Toronto using the Bank's noon rate, on the relevant date, for the purchase of the Currency Due with the Judgment Currency in accordance with its normal practice at its Main Branch in Toronto, Ontario. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower and the Lender, as applicable, will, on the date of payment, pay such additional amounts, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted by the Lender at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement or such other Loan Document in the Currency Due. If the amount of the Currency Due which the Lender is so able to purchase and convert is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Lender harmless from and against loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Lender from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

9.5 **Environmental Indemnity**

(a) Each of the Obligors shall at all times indemnify and hold the Lender and its directors, officers, employees, shareholders, Affiliates and agents harmless against and from any and all claims, liabilities, suits, actions, debts, damages, costs, losses, obligations, judgments, charges, and expenses, of any nature whatsoever suffered or incurred by any such party whether upon realization of any security for the Credit Facility, or as a lender to the Borrower, or as successor to or assignee of any right or interest of the Obligors, or as a result of any order, investigation or action by any Governmental Body relating to any Obligor or Obligor Subsidiary or its business or assets, or as mortgagee in possession, or as successor-in-interest to any Obligor by foreclosure deed or deed in lieu of foreclosure, under or on account of any Environmental Law including the assertion of any lien thereunder, with respect to:

(i) any Environmental Activity, the threat of any Environmental Activity or the presence of any Hazardous Substance,

(ii) any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources, including reasonable costs of assessing such injury, destruction or loss incurred pursuant to any Environmental Law,

(iii) liability for personal injury or property damage arising under any statutory or common law tort theory, including damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity,

(iv) the breach or non-compliance with or effect of any Environmental Laws, including the assertion of any Lien thereunder, or

(v) any other environmental matter within the jurisdiction of any Governmental Body.

(b) Each of the Obligors acknowledges that the Lender agreed to make the Credit Facility available in reliance upon the indemnity in this Section 9.5. For this reason, it is the intention of each Obligor and the Lender that the provisions of this Section 9.5 shall supersede any other provisions of this Agreement or any other Loan Document which might in any way limit the liability of such Obligor and that such Obligor shall be liable for any obligations arising under this Section 9.5 even if the amount of liability incurred exceeds the amount of the Loan outstanding at any time.

(c) This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, and shall apply irrespective of any indulgence granted by the Lender from time to time. A separate action or actions may be brought and prosecuted against any Obligor in respect of this indemnity, whether or not any action is brought against any other person or whether or not any other person is joined in such action or actions.

9.6 Survival

The obligations of the Obligors under this Article 9 shall survive the payment of the Loan and the cancellation or termination of the Credit Facility. In the case of indemnified parties who are not parties to this Agreement, the Lender shall hold all obligations of the Obligors to indemnify them under this Article 9 in trust for them.

ARTICLE 10
MISCELLANEOUS

10.1 Assignment by Obligors

None of the Obligors shall assign or transfer all or any part of its rights or obligations hereunder or under any other Loan Document, without the prior written consent of the Lender, which consent may be arbitrarily withheld.

10.4 **Reliance and Non-Merger**

All covenants, agreements, representations and warranties of each Obligor made herein or in any other Loan Document or in any certificate or other document signed by any officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender's Counsel or any employee or other representative of the Lender and shall survive the execution and delivery of this Agreement and the other Loan Documents until each Obligor shall have satisfied and performed all of its obligations hereunder and under the other Loan Documents.

10.5 **Amendment and Waiver**

(a) Except as otherwise permitted herein, no amendment or waiver of any provision of any Loan Document and no consent to any departure by any Obligor therefrom shall be effective unless the same shall be in writing and signed by the Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.

(b) Any amendment to the Loan Documents shall be signed by the Lender and by each Obligor.

10.6 **Indemnity of the Guarantors**

Each of the Borrower and Holdco shall indemnify and save harmless each Guarantor against and from all loss, costs, damages and expenses (including without limitation legal expenses on a full indemnity basis) which such Guarantor may sustain, incur, or be or become liable for by reason of or arising from its Guarantee of the Loan.

10.7 Confidentiality of Information

The Lender acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to it by the Obligors pursuant hereto. The Lender will only use such information and data for the purposes of this Agreement and will use all reasonable efforts to prevent the disclosure thereof to any other Person in accordance with its customary procedures for handling confidential information of this nature; provided, however, that the Lender may disclose any part of such information:

(a) to its directors, officers, employees, authorized agents, counsel or other representatives required, in the reasonable opinion of the Lender, to have such information for purposes of the Loan Documents;

(b) to any actual or potential Participant or Assignee which has agreed in writing, in favour of the Lender and the Obligors, to maintain such information in confidence;

(c) to any Governmental Body having jurisdiction over the Lender in order to comply with any Applicable Laws or as otherwise required by Applicable Laws or pursuant to subpoena or other legal process, provided that the Lender will give the Borrower prompt written notice of any such requirement so that the Borrower may seek an appropriate court order which would have the effect of releasing the Lender from such requirement;

(d) to any Affiliate of the Lender required, in the reasonable opinion of the Lender, to have such information, provided the Lender remains liable for the maintenance of confidentiality of such information;

(e) to the Administrative Agent;

(f) in connection with the exercise of any remedy hereunder or under any other Loan Documents;

(g) which at the time it was provided by any Obligor was in the public domain;

(h) which after it was provided by any Obligor is in the public domain other than through a breach of this Agreement; or

(i) which the Lender can document to the Borrower was in its possession prior to the time it was provided by any Obligor.

10.8 Reliance by the Lender

The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any telecopy or other means of electronic communication) from any Obligor or Obligor Subsidiary reasonably believed by it to be genuine and correct, and upon the advice and statements of agents, legal counsel, accountants, appraisers, consultants and other experts selected by it.

10.9 Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by telecopier or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice if sent by telecopier or other means of electronic communication, shall be deemed to have been received on the Business Day of sending provided the notice or other communication is sent by 5:00 p.m. (Toronto time), otherwise it shall be deemed to have been received on the following Business Day, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an employee of the addressee at such address with apparent responsibility for matters to which the information relates or to any officer of the addressee. Notice of change of address shall also be governed by this Section.

(a) if to any Obligor:

c/o Cunningham Lindsey Canada Limited
70 University Avenue, Suite 1200
Toronto ON M5J 2M4

Attention: Chief Financial Officer
Fax: (416) 596-9362

and a copy (which shall not in itself constitute notice to the Obligors) to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, ON M5K 1N2

Attention: Philip Mohtadi
Fax: (416) 865-7380

(b) if to the Lender:

Trilon Bancorp Inc.
BCE Place, 181 Bay Street
Suite 300, P.O. Box 771
Toronto, ON M5J 2T3

Attention: Cyrus Madon
Fax: (416) 365-9642

and a copy (which shall not in itself constitute notice to the Lender) to:

Messrs. Goodman and Carr LLP
200 King Street West
Suite 2300
Toronto, ON M5H 3W5

Attention: Barry Tarshis
Fax: (416) 595-0567

10.10 **Time**

Time is of the essence of the Loan Documents.

10.11 **Further Assurances**

Whether before or after the happening of a Default or an Event of Default, each Obligor shall at its expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things in connection with the Credit Facility and the Loan Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the Loan Documents including for the purpose of facilitating the enforcement of the Loan Documents, all immediately upon the request of the Lender.

10.12 **Approvals**

Where in this Agreement any matter is subject to the consent or approval of the Lender or is to be acceptable to the Lender, or the Lender is to make a determination or assessment of the materiality of any event or circumstance, such consent, approval, determination or assessment, as the case may be, shall be made in the sole and unfettered discretion of the Lender, unless otherwise expressly provided herein.

10.13 **Successors and Assigns**

This Agreement shall enure to the benefit of and be binding on the parties hereto, their respective successors and any permitted assignee or transferee of the parties' rights or obligations hereunder.

10.14 **Counterparts and Facsimile**

(a) This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument. Any party may execute this Agreement by signing any counterpart of it.

(b) Delivery of this Agreement or of any other agreement or instrument contemplated hereby may be made by telefacsimile transmission or other electronic means of communication. The sender undertakes to deliver promptly to each recipient an original of this Agreement or such other agreement or instrument executed by the sender.

10.15 **Relationship of Parties**

The provisions contained in this Agreement shall not create or be deemed to create any relationship as between the Borrower and the Lender other than that of borrower and lender.

10.16 **Publicity**

The Borrower authorizes and consents to the Lender, following the Closing Date, announcing in financial publications the successful placement of the Credit Facility, subject to Holdco's approval as to form and content. Any expenses associated with any such publication shall be borne by the Lender.

10.17 **Service of Process**

Each of the Obligors for valuable consideration hereby irrevocably appoints as its true and lawful attorney and agent for service any officer of the Borrower, having a place of business at 70 University Avenue, Suite 1200, Toronto, Ontario M5J 2M4 to receive service of copies of summons and complaints and any other legal process which may be served in any action or proceeding arising hereunder. Nothing in this Agreement shall affect the right of the Lender to serve legal process in any other manner permitted by law or affect the right of the Lender to bring any action or proceeding against the undersigned or any of its properties in the courts of other jurisdictions to the extent otherwise permitted by the law.

10.18 **Entire Agreement**

The Loan Documents constitute the entire agreement between the parties hereto pertaining to the matters therein set forth and supersede and replace any prior understandings or arrangements pertaining to the Credit Facility including the Summary of Terms and Conditions dated May 20, 2004 issued by the Lender to Holdco. There are no warranties, representations or agreements between the parties in connection with such matters except as specifically set forth or referred to in the Loan Documents.

[The rest of this page has been intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

TRILON BANCORP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

TRILON BANCORP INC.

Per: ______________________________
Name: CYRUS MADON
Title: VICE PRESIDENT

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

TRILON BANCORP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY CANADA LIMITED

Per: ______________________________
Name: PETER FRITZE
Title: DIRECTOR

Per: ______________________________
Name:
Title:

LINDSEY MORDEN GROUP INC.

Per: ______________________________
Name: PETER FRITZE
Title: SVP

Per: ______________________________
Name:
Title:

82-5143

VALE NATIONAL TRAINING CENTER, INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

LINDSEY MORDEN

Per: ______________________________
Name: J.C. Jenson
Title: Company Secretary

Per: ______________________________
Name: Peter Fritze
Title: Director

CUNNINGHAM LINDSEY U.S. INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

LINDSEY MORDEN ACQUISITIONS

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ______________________
Name: R.H. Polak Schouten
Title: Managing Director

Per: ______________________
Name:
Title:

CUNNINGHAM L.A.P. LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

E&D HOLDINGS LIMITED

Per: ______________________
Name: G. LOUGHNEY
Title: DIRECTOR

Per: ______________________
Name: J.E. JENNER
Title: DIRECTOR

CUNNINGHAM GROUP OVERSEAS LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

Per: ______________________
Name: A J GRANT
Title: CEO / DIRECTOR

Per: ______________________
Name: S TREDGOLD
Title: FINANCE DIRECTOR

VALE NATIONAL TRAINING CENTER, INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

VALE NATIONAL TRAINING CENTER, INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

VALE NATIONAL TRAINING CENTER, INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

LINDSEY MORDEN

Per: J Jensen
Name: J.E. Jensen
Title: Company Secretary

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY U.S. INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: [signature]
Name: LINDA NORMAN
Title: MANAGING DIRECTOR

Per: [signature]
Name: PATRICK RUTHERFORD
Title: DIRECTOR + COMPANY SECRETARY

LINDSEY MORDEN ACQUISITIONS

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CUNNINGHAM LINDSEY U.S. INC.

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

CLAIMS INTERNATIONAL (HOLDINGS) LIMITED

Per: ________________________
Name:
Title:

Per: ________________________
Name:
Title:

LINDSEY MORDEN ACQUISITIONS

Per: [signature]
Name: J.S. JENNER
Title: DIRECTOR

Per: [signature]
Name: ESTHER BRYANT
Title: DIRECTOR

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ______________________
Name: R.H. Potel Schouten
Title: Managing Director

Per: ______________________
Name:
Title:

CUNNINGHAM L.A.P. LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

E&B HOLDINGS LIMITED

Per: ______________________
Name: G. LOUGHNEY
Title: DIRECTOR

Per: ______________________
Name: J.E. JENNER
Title: DIRECTOR

CUNNINGHAM LINDSEY EUROPE B.V.
whose corporate seat is in Amsterdam

Per: ______________________________
Name: G.F. BÖTTCHER
Title: Managing Director

Per: ______________________________
Name:
Title:

CUNNINGHAM I.A.P. LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

E&B HOLDINGS LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

Title: Managing Director

Per: ______________________________
Name:
Title:

CUNNINGHAM I.A.P. LIMITED

Per: ______________________________
Name: A. J. GRANT
Title: CEO / DIRECTOR

Per: ______________________________
Name: S TREDGOLD
Title: FINANCE DIRECTOR

E&B HOLDINGS LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CUNNINGHAM LINDSEY UNITED KINGDOM

Per: ______________________
Name: J.E. JENNER
Title: DIRECTOR

Per: ______________________
Name: P. A. ROBERTS
Title: DIRECTOR

CUNNINGHAM GROUP OVERSEAS LIMITED

Per: ______________________
Name: P.H. Polak Schoute
Title: Director

Per: ______________________
Name: J. E JENNER
Title: DIRECTOR

CUNNINGHAM LINDSEY INTERNATIONAL LIMITED

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

82-5143

FAIRFAX

Financial Holdings Limited

July 8, 2004

Lindsey Morden Group Inc.
70 University Avenue
Suite 1200
Toronto ON
M5J 2M4

Dear Sirs/Madam

LETTER OF SUPPORT

We confirm that for good and valuable consideration Fairfax Financial Holdings Limited will provide financing as necessary to, and as requested in advance by, Lindsey Morden Group Inc. in order to allow you to meet your liabilities and obligations as and when they fall due, including under your guarantee dated July ___, 2004 in favour of Trilon Bancorp Inc and under the "financial covenants" in the Loan Agreement dated July ___, 2004 between Trilon Bancorp Inc., Cunningham Lindsey Canada Limited, you and other companies in the Lindsey Morden group, but only to the extent that money is not otherwise readily available to you to meet such liabilities and obligations.

We confirm that this is our binding commitment to provide the financial support outlined above for a period at least until March 31, 2006.

We will promptly do and execute and deliver or cause to be done and executed and delivered all such further acts, documents and things as you may reasonably require for the purpose of giving effect to this letter of support.

Yours truly,

Executed and delivered by
Fairfax Financial Holdings Limited
as a document under seal

V. P. Watsa
V. Prem Watsa

[signature]
Trevor J. Ambridge

cc Ernst & Young LLP

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jan Christiansen, President and Chief Executive Officer of Lindsey Morden Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc.(the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

October 28, 2004

President & Chief Executive Officer

82-3743

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David C. Langille, Senior Vice President and Chief Financial Officer of Lindsey Morden Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

October 28, 2004

D. Langille

Senior Vice President and
Chief Financial Officer

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200, Toronto, ON M5J 2M4.

Item 2 Date of Material Change

August 4, 2004

Item 3 News Release

A press release was issued on Canada NewsWire on August 4, 2004.

Item 4 Summary of Material Change

The Board of Directors of Lindsey Morden Group Inc. announces the appointment of a new President and Chief Executive Officer.

Item 5 Full Description of Material Change

See copy of Press Release attached as Schedule "A".

Item 6 Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Peter Fritze, Snr. Vice-President, Corporate Affairs at (416) 596-8020.

Item 9 Date of Report

August 5, 2004

Schedule "A"

LINDSEY MORDEN GROUP INC.

News Release:	August 4, 2004
Listed:	The Toronto Stock Exchange
Stock Symbol:	LM

FOR IMMEDIATE RELEASE

Dateline – Toronto, Ontario

TORONTO – Lindsey Morden Group Inc. announced today that its board of directors has accepted the resignation of Karen Murphy as President and Chief Executive Officer of Lindsey Morden and Cunningham Lindsey U.S., Inc.

The board named Jan Christiansen as new President and Chief Executive Officer of Lindsey Morden and Cunningham Lindsey U.S. Mr. Christiansen has 30 years of global experience in a variety of industries. During the last 10 years he has focused on the service industry in the role of Chief Financial Officer, first with Panalpina, an integrated international freight forwarder and later with USF Worldwide Inc., a subsidiary of USF Corporation.

James Dowd, Chairman of Lindsey Morden, said, "The board has accepted Ms. Murphy's decision to resign and expresses its appreciation for her contribution to the company during the last 4 years. Ms. Murphy felt that given the recent successful completion of the previously announced sale of the third party administration business in the United States and refinancing of Lindsey Morden's short term indebtedness, the timing of her resignation was appropriate. We wish her success in her future endeavors. We also feel fortunate that Mr. Christiansen is available to lead Lindsey Morden. His experience in global markets and the service industry is an excellent fit for us."

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

For further information, please contact Peter Fritze, Senior Vice-President, Corporate Affairs of Lindsey Morden Group Inc. at (416) 596-8020.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Karen E. Murphy, President and CEO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 29, 2004

Karen Murphy

President & CEO

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David C. Langille, Senior Vice President and Chief Financial Officer of Lindsey Morden Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc., (the issuer) for the interim period ending June 30, 2004

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 29, 2004

D. Langille

Senior Vice President and
Chief Financial Officer

FORM 51-102F3

Material Change Report

Item 1 **Name and Address of Company**

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200, Toronto, ON M5J 2M4.

Item 2 **Date of Material Change**

July 12, 2004

Item 3 **News Release**

A press release was issued on Canada NewsWire on July 12, 2004.

Item 4 **Summary of Material Change**

Cunningham Lindsey Canada Limited, a wholly owned subsidiary of Lindsey Morden Group Inc., has borrowed $105,000,000 (Cdn.) under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation.

Item 5 **Full Description of Material Change**

See copy of Press Release attached as Schedule "A".

Item 6 **Reliance on Confidentiality Provisions of Securities Legislation**

Not applicable.

Item 7 **Omitted Information**

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 **Executive Officer**

For further information please contact Peter Fritze, Snr. Vice-President, Corporate Affairs at (416) 596-8020.

Item 9 **Date of Report**

July 15, 2004

Schedule "A"

LINDSEY MORDEN GROUP INC.

News Release: July 12, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE

NEW LOAN FACILITY

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that its wholly owned subsidiary, Cunningham Lindsey Canada Limited, has borrowed $105,000,000 (Cdn.) under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation.

The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods to March 31, 2006. Proceeds of the loan have been used principally to repay short-term debt, including debt owing under an interim demand facility, owing under bilateral facilities with Canadian banks and owing to Lindsey Morden's parent company, Fairfax Financial Holdings Limited.

The per annum interest rate on the loan is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. Cunningham Lindsey Canada has paid a commitment fee of $960,000 in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. Lindsey Morden as well as several other Cunningham Lindsey subsidiaries have guaranteed the loan.

In connection with the loan, Fairfax has agreed to extend its support of Lindsey Morden until March 31, 2006 to provide financing to Lindsey Morden in order to allow Lindsey Morden to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to Lindsey Morden to meet such liabilities and obligations.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

For further information, please contact Peter Fritze, Senior Vice-President, Corporate Affairs of Lindsey Morden Group Inc. or Dave Langille, Senior Vice-President and Chief Financial Officer at (416) 596-8020.

82-5143

LINDSEY MORDEN GROUP INC.

ANNUAL INFORMATION FORM

MAY 4, 2004

TABLE OF CONTENTS

Information in this Annual Information Form is given as of February 26, 2004 unless otherwise indicated.

INCORPORATION

Lindsey Morden Group Inc. ("Lindsey Morden" or the "Company") was amalgamated under the laws of Canada on January 1, 1981.

The Company re-organized its capital structure by certificate of amendment dated March 12, 1987. On the same date, the Company acquired all the outstanding shares of Lindsey Morden Claim Services Limited (formerly Morden & Helwig Limited). Lindsey Morden became a public company in May 1987.

At its annual shareholders' meeting held on May 4, 1995, the Company received approval to change its name to "Lindsey Morden Group Inc." (formerly Morden & Helwig Group Inc.) and did so in July, 1995.

The registered and head office of the Company is located at 70 University Avenue, Suite 1200, Toronto, Ontario, M5J 2M4.

Subsidiaries

The following are Lindsey Morden's principal subsidiaries (each of which is 100% owned directly or indirectly) as at February 26, 2004:

Name	Jurisdiction of Incorporation
Cunningham Lindsey Canada Limited	Canada
Cunningham Lindsey U.S., Inc.	Texas
Cunningham Lindsey Europe BV	Netherlands
Cunningham Lindsey United Kingdom	England
Cunningham Lindsey International Limited	England

In this Annual Information Form ("AIF"), unless otherwise indicated, reference to the Company includes, as appropriate, the Company and/or its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including adjusting, appraisal and claims and risk management services. The Company operates through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses in the United States.

The following summarizes the general development of the Company's business and significant events during the last three years.

Significant Events

- On April 1, 2001, Cunningham Lindsey Europe BV completed acquiring all the shares of Cunningham Lindsey France it did not already own.

- On September 21, 2001, the Board of Directors of the Company announced that it had determined that the Company would restate its previously issued consolidated audited annual financial statements for 2000 (including comparative 1999 financial statements) and its consolidated unaudited interim financial statements for the first and second quarters of 2001 (including comparative 2000 financial statements).

- An investigation by the Company's management and auditors, reviewed by the Audit Committee, had determined that (i) one of the Company's U.S. subsidiaries, Cunningham Lindsey Claims Management, Inc. ("CMI"), had had a practice of recording revenue from long-term claims administration contracts when billed where Canadian generally accepted accounting principles required that revenue be deferred to future periods to match services provided; (ii) CMI's costs associated with fixed price claims administration contracts exceeded the contract revenue and that Canadian generally accepted accounting principles required that the losses created thereby be recognized in the periods in which they arose rather than over future periods; and (iii) in 1998 and 1999, CMI had recognized revenue in respect of two contracts which should have been recognized in subsequent periods and in respect of one contract negotiation which should not have been recognized.

The Company restated its 2000 (and comparative 1999) consolidated audited annual financial statements and 2001 (and comparative 2000) interim financial statements to adjust for these matters. Restated financial statements were filed with securities regulatory authorities and mailed to shareholders in the week of October 9, 2001. The net impact of these adjustments is described in Note 2 entitled "Restatements" in the 2001 consolidated annual financial statements of the Company which is found on page 26 of the 2001 Annual Report of the Company and is incorporated by reference into this section of the AIF.

- On April 18, 2002, the Company's shareholders resolved to reduce the stated capital of its subordinate voting shares and multiple voting shares by an aggregate amount of $28,000,000 and to eliminate the deficit of the Corporation at April 18, 2002 by charging contributed surplus created by the reduction in capital.

- Fairfax Financial Holdings Limited, the Company's parent, has committed to provide financing as necessary to the Company at least until January 2005 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19.2 million by way of short-term promissory notes. As at February 26, 2004, borrowings from Fairfax were $26.1 million.

- On February 2, 2004, the Company commenced a restructuring its United States operations.

- As discussed under "Acquisitions/Dispositions", effective March 15, 2004, the Company disposed of its third party claims administration business in its United States operations. The Company's focus in the remainder of 2004 will be on completing the implementation of the disposition and on its global loss adjusting business.

Acquisitions/Dispositions

On May 31, 2003, Cunningham Lindsey U.S., Inc. ("CLUS") completed the acquisition of all the issued and outstanding shares of RSCKo Services, Inc. ("RSKCo") from Continental Casualty Company, a subsidiary of CNA Financial Corporation. The purchase price for RSKCo is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. In addition, the purchase price is reduced by U.S.$12.0 million to offset certain of RSKCo's future claims administration obligations which existed at closing. The intent of the RSKCo acquisition was to revitalize the United States third party claims administration business ("U.S. TPA Business") historically carried on by Cmi.

After the RSKCo acquisition, the U.S. TPA Business performed below expectations. RSKCo's revenue deteriorated during the fourth quarter of 2003 as a number of customers chose not to renew their contracts. As a result, costs significantly exceeded revenue in the U.S. TPA Business. In February 2004, the Company announced that it had commenced restructuring the United States operations and that immediate action was being taken to align revenues and costs. In planning the restructuring, it was determined that it was unlikely that the U.S. TPA Business would be profitable even after restructuring.

On March 15, 2004, CLUS completed the sale of U.S. TPA Business to Broadspire Services Inc. ("Broadspire"). Under the terms of the sale agreement, Broadspire acquired certain assets and certain obligations and liabilities of the U.S. TPA Business. Broadspire agreed to service the existing claims obligations of the U.S. TPA Business in exchange for a payment by CLUS of U.S.$22.0 million. In addition, Broadspire acquired U.S.$4.0 in net non-cash working capital which was part of a disposition of U.S.$3.6 million of nets assets of the U.S. TPA Business. CLUS or its subsidiaries retained certain liabilities of the U.S. TPA Business including lease obligations respecting facilities not assumed by Broadspire, liabilities to employees with respect to their employment before closing, and pre-closing errors and omissions and litigation liabilities. CLUS continues to hold the shares of RKSCo and CMI. The Company borrowed U.S.$22.0 million from Fairfax to finance the transaction. The Company and its subsidiaries have agreed not to compete with the U.S. TPA Business in the United States for four years after closing subject to certain exceptions. Representations and warranties contained in the sale agreement survive generally for 18 months after closing and aggregate damages for breach of representation or warranty cannot exceed U.S.$5 million. CLUS' loss adjusting business and Vale National Training Centers Inc. were not affected by the transaction and continue to operate under their existing trade names.

The above transactions were completed with arm's-length parties.

Trends

For trends, commitments, events or uncertainties expected to have a material effect on the Company's business, financial condition or results of operations, readers are referred to "Significant Events" above, "Business Risks" under "Narrative Description of the Business" below, and to "Overall Performance" on pages 6-11 in Management's Discussion and Analysis of Financial Condition and Results of Operation in the Company's 2003 Annual Report ("MD&A"), which is hereby incorporated by reference.

NARRATIVE DESCRIPTION OF THE BUSINESS

Corporate Profile

Through its Cunningham Lindsey subsidiaries, Lindsey Morden provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, to insurance companies, syndicates and organizations with significant risk retention worldwide. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centers.

The Company offers the services of approximately 3800 employees (approximately 3200 after the disposition of its U.S. third party claims administration business) through a global network of 302 branches throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East (approximately 290 branches after the disposition). In addition to providing loss-adjusting services for traditional insurance claims, Lindsey Morden deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle the most complex and sophisticated claims.

Contracts with customers of the Company are entered into on a formal or informal basis, depending on the geographical market, and formal contracts are subject to renegotiation and renewal or termination on a periodic basis. The Company and its adjusters are subject to various licensing requirements relating to insurance adjusting in North America. The Company holds all necessary licenses to carry on its business.

Claims Adjusting Services

The Company's core business is managing claims for most major types of property and casualty losses. Specialty services include handling claims relating to: personal and commercial property; automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; cargo and inland marine; environmental and pollution liability; and engineering and construction. The Company's customers typically are insurance and reinsurance companies, insurance syndicates and organizations with significant risk retention.

Adjusting an insurance claim involves the following:

Investigation – gathering and developing information necessary to determine the cause and origin of loss, including by the way of field location analysis.

Loss minimization – limiting a loss through various proactive and preventative actions.

Evaluation – determining the extent and value of damage incurred and the coverage, liability and compensation of the parties involved.

Subrogation – negotiations with, and recovering funds from, third parties or insurers responsible for loss.

Disposition – resolving the claim prior to litigation, whether by negotiation and settlement or by denial.

Claims and Risk Management Services

The Company also provides claims and risk management services. These services go beyond traditional claims adjusting services by providing: (i) complete third party claims administration (including control of decisions relating to the negotiation, settlement and disposition of claims); (ii) loss control safety programs; and (iii) sophisticated risk management information services which provide clients with periodic statistical reports on claims losses and other related management data. Clients are typically self-insured organizations. The Company has disposed of its third party claims administration business in its United States operations as discussed under "General Development of the Business – Acquisitions/Dispositions".

Geographical Markets

The Company operates primarily in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2003, the Company derived approximately 39% of its revenue from operations in the United Kingdom, 25% of its revenue from operations in the United States, 15% of its revenue from operations in Europe, 11% of its revenue from operations in Canada, and 10% of revenue from operations in International. Revenue from operations in the United States from services rendered to companies under the control of Fairfax Financial Holdings Limited in 2003 was $8.3 million (2002 - $10.4 million).

Industry Conditions and Development

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. There are opportunities to provide services that are not weather-related. Also, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialized knowledge and experience.

The insurance market changed significantly after September 11, 2001. Many insurers and reinsurers suffered substantial losses and their capital and surpluses declined from those losses as well as from reduction in the value of their investments. Significant consolidation and restructuring continues to take place in the insurance industry. As a result, there has been a trend of increased insurance pricing

across most lines of business, higher deductible amounts and greater risk retention of insureds. This trend is generally expected to reduce claims volumes for independent insurance adjusters.

Competition

The claims services markets, both domestically and internationally, are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration, health and disability management, and risk management information systems, which compete with the claims and risk management services offered by the Company.

In addition to the large claims adjusting companies, insurance companies and insurance brokerage firms, many smaller local and regional claims services firms located in the Company's markets compete with the Company. Many of these smaller firms do not offer the broad spectrum of claims services which the Company provides and have rate structures that are lower than the Company's. Competition also arises from companies providing substitute services. Finally, insurance companies often have in-house claims departments to handle large volumes of claims. These various sources of competition result in intense pressure on and customer scrutiny of fees.

Importance of Intellectual Property

The Company has protected its operating brands, including "Cunningham Lindsey," as and to the extent appropriate under the laws of the principal jurisdictions in which it conducts business.

Business Seasonality

For a discussion of the cyclical and seasonal nature of the business of the Company, please see "Quarterly Data" on page 17 of the MD&A, which is hereby incorporated by reference.

Risks of Foreign Operations

For a discussion of risks respecting foreign operations, readers are referred to "Foreign Currency Exposure" on pages 10 and 11 of the MD&A, which is hereby incorporated by reference.

Business Risks

The following states key business risks of the Company.

1. The volume of property claim assignments referred to the Company and therefore the Company's revenue fluctuate according to the frequency of weather-related events. A reduction of claims referred to the Company due to stable weather conditions could have a material adverse effect on the Company's business, financial condition and results of operations. The Company mitigates this risk through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events.

2. As discussed under "Competition" above, the claims services markets, both domestically and internationally, are highly competitive. There can be no assurance that the Company will be able to continue to compete against other large claims adjusting companies, some of which are larger than the Company in terms of annual revenue and total assets and are financially stronger. Further, there can be no assurance that the Company will be able to match pricing of smaller local or regional adjusting companies or offer services that compete with entities providing substitute services. A decrease in the number of claims handled or fees charged due to competition with other service providers could have a material adverse effect on the Company's business, financial condition and results of operations.

3. The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including the geographic location and degree of complexity of the claim, the firm's reputation and financial strength, and the in-house capacity constraints and outsourcing policies of the insurance company. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staffs, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim. These companies may expand their ability to handle these claims internally and such an expansion could have a material adverse effect on the Company's business, financial condition and results of operation. The Company mitigates against this risk by providing high quality, fairly priced products, seeking to maintain a diverse customer base, employing contract adjusters and quickly reducing costs if a significant customer is lost.

4. The Company depends on insurance companies for a significant amount of its business and a diverse customer base. Over the past several years, particularly after September 11, 2001, certain insurance companies have experienced investment and underwriting losses that have reduced the financial strength of these companies and in some cases have led to their insolvency. As a result, the Company closely monitors accounts receivable and claims in process. There can be no assurance that a key customer of the Company will not experience financial distress that could have a material adverse effect on the Company's business, financial condition and results of operation.

5. The Company's ability to meet its debt service requirements depends on its future performance that, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements.

6. The current financial condition of the Company has resulted in certain customers monitoring their relationship with the Company. There can be no assurance that, in view of the Company's current

financial condition, the Company's customers will continue to use the Company's services and the loss of a key customer could have a material adverse effect on the Company's business, financial condition and results of operation. The Company believes that the continued financial support of Fairfax Financial Holdings Limited, its parent company, mitigates against this risk.

7. The Company depends on the services of its senior management team and the availability of qualified adjusters. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and results of operation.

8. The Company is, and expects to be, a defendant in various lawsuits and damage claims arising out of its business. While the Company is not aware of any material pending or threatened lawsuits against the Company for which adequate insurance coverage is not in place, such lawsuits or damage claims, if they were to occur, could have a material adverse effect on the Company's business, financial condition and results of operation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The table below summarizes consolidated financial information of the Company from 2001 to 2003.

For the Years Ended December 31	**2003**	2002	2001
In 000's except as otherwise indicated			
Revenue	461,499	457,874	438,919
Operating earnings	(1,429)	18,027	12,693
Net earnings (loss)	(29,955)	(17,485)	(5,839)
Total assets	435,430	465,145	458,812
Total long-term financial liabilities	131,892	137,038	136,674
Net debt (1)	149,967	181,236	178,535
Shareholders' equity	92,068	145,633	144,488
Free cash flow (2)	8,383	17,393	20,630
Weighted average number of shares outstanding (thousands)	13,767	13,696	14,301
Loss per share	(2.18)	(1.28)	(0.41)
Free cash flow per share	0.61	1.27	1.44
Net debt to equity ratio	1.63	1.24	1.24
Book value per share	6.44	10.63	10.10

Quarterly data for 2003 and 2002 is provided on page 17 of the MD&A, which is hereby incorporated by reference.

(1) Net debt is defined as total long-term debt, bank indebtedness and promissory notes less cash and temporary investments.

(2) Free cash flow is defined as cash flow from continuing operations less net capital expenditures after excluding restructuring, Eastgate litigation costs, the effect of overfunding pension contributions and the working capital cost of new branches.

DIVIDEND POLICY

The Board of Directors of Lindsey Morden reviews the level of the Company's dividend payments annually. The Board did not declare any dividends in 2003 and has no current intention to do so.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003, which forms part of the Company's 2003 Annual Report (pages 5-21), is incorporated by reference in this AIF. The Company's results and Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2004 were posted on www.sedar.com on April 30, 2004.

SECURITIES OF THE COMPANY

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

DIRECTORS AND OFFICERS

The following is a list of the directors and officers of Lindsey Morden as at April 16, 2004:

Directors

Name and Municipality of Residence	Principal Occupation	Date First Elected
Francis S. M. Chou** Toronto, Ontario	Vice President, Fairfax Financial Holdings Limited	1999
James F. Dowd** New Canaan, Connecticut	Chairman of the Company President and Chief Executive Officer, Fairfax Inc.	2001
Anthony F. Griffiths* Toronto, Ontario	Corporate Director and Independent Consultant	1989
Robbert Hartog* Perkinsfield, Ontario	President, Robhar Investments Ltd.	1987
Michael R. F. Langdon London, England	Chairman, Rutland Fund Management Limited	1999
Karen E. Murphy Toronto, Ontario	President and Chief Executive Officer of the Company	2001
Eric P. Salsberg** North York, Ontario	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	2002
Christopher H. Sporborg Hertfordshire, England	Chairman, Countrywide Assured Group plc	1999
V. Prem Watsa* Toronto, Ontario	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited	1987

* Denotes member of the Audit Committee.
** Denotes member of the Compensation Committee.

Each director holds office for one year or until a successor is elected or appointed.

Officers

Name and Municipality of Residence	Office Held (Principal Occupation)
Peter K. Fritze Toronto, Ontario	Senior Vice President, Corporate Affairs & Corporate Secretary
David C. Langille Toronto, Ontario	Senior Vice President, Chief Financial Officer
Karen E. Murphy Toronto, Ontario	President and Chief Executive Officer

All directors and officers have held the above positions throughout the past five years other than: Michael Langdon who prior to May 2000 was Chairman of Rutland Trust plc; Francis Chou who from February to December 2001 was Interim CEO of the Company; Karen Murphy who prior to July 2000 was Chief Financial Officer of a Canadian insurance company and prior to December 2001 was Chief Financial Officer of the Company; David Langille who was Executive Vice President, Chief Financial Officer of Capital Environmental Resources Inc. from December 1998 to January 2002 and Vice President and Treasurer of Cott Corporation prior thereto; and Peter Fritze who was a partner of Torys LLP before June 2000.

All directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 8,690,803 or 71.7% of the subordinate voting shares and 100% of the multiple voting shares. This includes the 8,625,363 or 71.1% of the subordinate voting shares and 100% of the multiple voting shares owned or controlled (in part through Fairfax Financial Holdings Limited) by V. Prem Watsa.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular dated February 26, 2004. Additional financial information is provided in the Company's consolidated comparative financial statements for the years ended December 31, 2003 and 2002, which form part of the Company's 2003 Annual Report. Copies of the proxy circular and the Annual Report may be obtained upon request from Peter Fritze, Corporate Secretary.

82-5143

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Karen E. Murphy, President and Chief Executive Officer of Lindsey Morden Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 29, 2004

Karen Murphy

President and Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David C. Langille, Senior Vice President and Chief Financial Officer of Lindsey Morden Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Lindsey Morden Group Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 29, 2004

D. Langille

Senior Vice President and
Chief Financial Officer

82-5143

Rule 51-102 – Section 11.3 Report
Voting Results – Lindsey Morden Group Inc.

At the annual general meeting of shareholders of Lindsey Morden Group Inc. held on April 15, 2004:

1. The following were elected as directors to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

   Francis S.M. Chou
   James F. Dowd
   Anthony F. Griffiths
   Robbert Hartog
   Michael R.F. Langdon
   Karen E. Murphy
   Eric P. Salsberg
   Christopher Sporborg
   V. Prem Watsa

2. Ernst & Young was appointed as auditors of the Corporation to hold office until the next annual general meeting at a remuneration to be fixed by the Audit Committee.

Peter K. Fritze
Snr. VP, Corporate Affairs & Secretary
April 19, 2004

LINDSEY MORDEN GROUP INC.

MATERIAL CHANGE REPORT

Form 27 - *Securities Act* (Ontario)
Form 27 - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *The Securities Act, 1988* (Saskatchewan)
Form 27 - *Securities Act* (Nova Scotia)
Form 26 - *Securities Act* (Newfoundland)

1. **Reporting Issuer**

Lindsey Morden Group Inc.

70 University Avenue, Suite 1200, Toronto, On. M5J 2M4.

1. **Date of Material Change**

March 9, 2004.

2. **Press Release**

A press release was distributed to Canada NewsWire on March 9, 2004.

3. **Summary of Material Change**

Lindsey Morden Group Inc. divests of third party claims administration business in the United States.

4. **Full Description of Material Change**

See copy of Press Release attached as Schedule "A".

5. **Reliance on Confidentiality Provisions of Securities Legislation**

Not applicable.

6. **Omitted Information**

No significant facts remain confidential in, and no information has been omitted from, this report.

7. **Senior Officers**

For further information please contact Peter Fritze, Snr. Vice-President, Corporate Affairs at (416) 596-8020.

8. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 18th day of March, 2004.

by: ______________________

Peter Fritze
Senior Vice-President, Corporate Affairs
Lindsey Morden Group Inc.

82-5143

SCHEDULE "A"

LINDSEY MORDEN GROUP INC.

News Release: March 9, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE

LINDSEY MORDEN DIVESTS OF THIRD PARTY CLAIMS ADMINISTRATION BUSINESS IN THE UNITED STATES

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that Cunningham Lindsey U.S., Inc. has agreed to sell its third party claims administration business, consisting of RSKCo Services, Inc. (RSKCo) and Cunningham Lindsey Claims Management, Inc. (CMI), to Broadspire Services Inc. (Broadspire), a Platinum Equity company. Broadspire will service the existing claims obligations of both RSKCo and CMI in exchange for a payment by Cunningham Lindsey U.S. of U.S.$22.0 million. Broadspire will also acquire U.S.$4.0 million in net working capital of the claims administration business. Lindsey Morden expects to borrow U.S.$22.0 million from its parent company, Fairfax Financial Holdings Limited, to finance the transaction. The transaction is expected to close March 15, 2004.

Cunningham Lindsey U.S.'s loss adjusting business and Vale National Training Centers Inc. are not affected by this transaction and will continue to operate under their existing trade names. These operations as well as each of the Cunningham Lindsey operations worldwide are profitable.

Lindsey Morden Group Inc. previously disclosed that a restructuring of its United States operations commenced on February 2, 2004 and that restructuring costs to be incurred in the first two quarters of 2004 were estimated to be at least $8.0 million. The sale of the claims administration business is expected to improve operating performance and reduce estimated future restructuring costs of the U.S operations.

Broadspire is the former service platform of Kemper Insurance Companies in North America. Broadspire provides claims management services; disability, integrated return to work and absentee management programs; medical management services; and risk and safety consulting services to Fortune 500 enterprise customers. Platinum Equity, a global acquisition company

headquartered in Los Angeles, owns Broadspire. Platinum's current operating portfolio comprises 19 companies with aggregate revenue of U.S.$5.5 billion and more than 32,000 employees worldwide.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors that may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include the extent to which the transaction described above will reduce the otherwise anticipated costs of restructuring the United States operations. Lindsey Morden disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Karen Murphy, President & CEO of Cunningham Lindsey U.S., Inc. at (214) 488 6712 or Peter Fritze, Corporate Secretary of Lindsey Morden Group Inc. at (416) 596 8020.